Exhibit 99.55

FILING STATEMENT

Name of Issuer:  CHAP MERCANTILE INC. (the “Issuer”)

Head Office Address and Telephone Number of Issuer:

1600 – 609 Granville Street, Vancouver, British Columbia, V7Y 1C3,  (604) 669-1302

Name and Address of Issuer’s Registrar and Transfer Agent:

Olympia Trust Company, 2300 – 125 9th Avenue S.E., Calgary, Alberta, T2G 0P6

The Issuer is, under the Rules of the TSX Venture Exchange (the “Exchange”) a Tier 2 Mining Issuer. (Specify Tier and Industry Segment)

Neither the Exchange nor any securities regulatory authority has in any way passed upon the merits of the transactions described in this Filing Statement.  The information contained in this Filing Statement has been supplied to the Exchange by the Issuer, and the Exchange has relied upon this information in accepting the Filing Statement.

TABLE OF CONTENTS

GLOSSARY

1.

DISCLOSURE OF REVERSE TAKE OVER AND RESULTING ISSUER

1.1

Summary of Transaction and Resulting Issuer and Business

General

Equity Financing

Silver Transaction Terms

7

Trading Market

Arm’s Length Transactions

Risk Factors

Risks relating to the Issuer

Risks relating to Luismin’s operations

1.2

Available Funds

1.3

Principal Purposes

2.

BUSINESS OF THE RESULTING ISSUER

2.1

Description and General Development of the Business

2.2

Mineral Properties

San Dimas District (Tayoltita, Santa Rita and San Antonio Mines)

San Martin

Los Filos Project

Exploration Properties

Markets and Contracts

Capital Costs

Production Estimates

3.

CORPORATE INFORMATION

3.1

Name and Incorporation

3.2

Intercorporate Relationships

3.3

Existing Share Capital and Prior Sales

3.4

Fully Diluted Share Capital and Consolidated Share and Loan Capital

3.5

Foreign Listed Issuers

4.

DIRECTORS, OFFICERS, PROMOTERS AND PERSONS HOLDING MORE THAN 10% OF THE ISSUED EQUITY SHARES

4.1

Name, Address, Occupation and Security Holdings

4.2

Aggregate Ownership of Securities

4.3

Corporate Cease Trade Orders or Bankruptcies

4.4

Penalties or Sanctions

4.5

Personal Bankruptcies

4.6

Conflicts of Interest

4.7

Other Reporting Issuer Experience

4.8

Proposed Compensation

4.9

Principal Holders of Voting Securities

4.10

Public and Insider Ownership

5.

OPTIONS TO PURCHASE SECURITIES

5.1

Options and Other Rights to Purchase Securities

6.

ESCROWED SECURITIES

7.

PARTICULARS OF ANY OTHER MATERIAL FACTS

7.1

Investor Relations Arrangements

7.2

Relationship Between the Issuer and Professional Persons

7.3

Legal Proceedings

7.4

Auditor

7.5

Registrar and Transfer Agent

7.6

Material Contracts

7.7

Other Material Facts

7.8

Board Approval

7.9

Financial Statements, Reports and Other Exhibit

CERTIFICATE OF CHAP MERCANTILE INC.

CERTIFICATE OF WHEATON RIVER MINERALS LTD.

EXHIBIT "A" - Chap Annual Financial Statements for the financial year ended August 31, 2003

EXHIBIT "B" - Chap Interim Financial Statements for the nine month period ended May 31, 2004

EXHIBIT “C” – Chap Pro forma Balance Sheet

GLOSSARY

“Engagement Letter”

means the engagement letter dated July 14, 2004, as amended July 21, 2004, between the Issuer and GMP Securities Ltd. in connection with the Financing;

“Exchange”

means the TSX Venture Exchange;

“Financing”

means the private placement of 175,000,000 subscription receipts of the Issuer which was completed on August 5, 2004;

“LOI”

means the letter of intent dated July 14, 2004, as amended July 21, 2004 and September 3, 2004, between the Issuer, Wheaton River Minerals Ltd. (“Wheaton”) and Wheaton’s wholly-owned subsidiary, Luismin, S.A. de C.V. (“Luismin”);

“Silver Transaction”

means the acquisition by the Issuer of all of the silver production from Luismin’s Mexico properties, as more fully described in the LOI; and

“Transactions”

means collectively the Financing and the Silver Transaction.

CIM Standard Definitions

The estimated mineral reserves and mineral resources for the Luismin mines have been calculated in accordance with the “CIM Standards on Mineral Resources and Reserves — Definitions and Guidelines” prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000 (the “CIM Standards”).  The following definitions are reproduced from the CIM Standards:

“Mineral Resource”

means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories;

“Inferred Mineral Resource”

means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

“Indicated Mineral Resource”

means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

“Measured Mineral Resource”

means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Mineral Reserve”

means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined;

“Probable Mineral Reserve”

means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified; and

“Proven Mineral Reserve”

means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

1.

DISCLOSURE OF REVERSE TAKE OVER AND RESULTING ISSUER

The following is a summary of information relating to the Issuer (assuming completion of the Transactions) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Filing Statement.

All dollar amounts in this Filing Statement are in Canadian dollars unless stated otherwise.

Summary of Transaction and Resulting Issuer and Business

General

The Issuer has entered into a Letter of Intent dated July 14, 2004 (the “LOI”), as amended July 21, 2004 and September 3, 2004, with Wheaton River Minerals Ltd. (“Wheaton”), of Suite 1560 – 200 Burrard Street, Vancouver, British Columbia, V6C 3L6, and Wheaton’s wholly-owned subsidiary, Luismin, S.A. de C.V. (“Luismin”), of Arquímedes 130, 8th Floor, Polanco, 11560, México D. F., México, pursuant to which the Issuer has agreed to purchase 100% of the silver produced by Luismin’s mining operations in Mexico for an up front payment of $262 million payable in cash and in Common Shares plus a payment of US$3.90 per ounce of silver, subject to adjustment (the “Silver Transaction”), and its share of any capital expenditures in excess of projected amounts made on Luismin’s mining operations.  See “Silver Transaction Terms – Expansion Capital Expenditures”.

In connection with the Silver Transaction, the Issuer has completed a $70 million equity financing.  Upon completion of the Silver Transaction, the Issuer will be the only significantpublicly traded silver mining company with 100% of its cash flow from silver production and will be positioned to grow as a silver exploration, development and mining company through asset acquisitions, exploration or corporate transactions.

In this Filing Statement, the term “Resulting Issuer” is used to describe the Issuer on completion of the Transactions.

Equity Financing

Pursuant to an agency agreement dated August 5, 2004 (the “Agency Agreement”) with GMP Securities Ltd., Canaccord Capital Corporation, Fort House Inc., Research Capital Corporation, Salman Partners Inc., Scotia Capital Inc., Sprott Securities Inc. and Woodstone Capital Inc. (collectively, the “Agents”), the Issuer sold, by way of private placement, a total of 175 million subscription receipts (the “Subscription Receipts”) at a price of $0.40 per Subscription Receipt for aggregate gross proceeds of $70 million.  Each Subscription Receipt entitles the holder to acquire one Common Share and one-half of one common share purchase warrant of the Issuer (each whole common share purchase warrant, a “Warrant”), without payment of additional consideration.  Each Warrant will be exercisable for one Common Share at a price of $0.80 at any time until August 5, 2009.

The net proceeds from the private placement will be used as to $46 million to fund the upfront cash portion of the purchase price in connection with the Silver Transaction and the remainder of approximately $19 million to investigate future acquisitions and for general corporate purposes.  The gross proceeds will be held in escrow pending the completion of the Silver Transaction and the receipt of all required approvals and consents to complete the Silver Transaction.  It is anticipated that closing of the Silver Transaction will occur on or about October 15, 2004, subject to receipt of all required regulatory and shareholder approvals.

Commissions and fees totalling 6% of the gross proceeds from the private placement will be paid to the Agents upon release of the gross proceeds from escrow.

Silver Transaction Terms

Purchase Price

In furtherance of the Silver Transaction, the Issuer, Wheaton and Luismin will enter into a number of agreements pursuant to which the Issuer will agree to purchase 100% of the silver produced by Luismin’s mining operations in Mexico for (a) an upfront payment of $46 million in cash and 540,000,000 Common Shares, (b) a per ounce payment at a price equal to the lesser of (i) US$3.90 per ounce (subject to an inflationary price adjustment after three years) and (ii) the then prevailing market price per ounce of silver, and (c) an amount equal to the Chap Share of Capital Expenditures referred to below under “Expansion Capital Expenditures”.

Rights to Participate in Advanced Projects

If the Issuer or Wheaton acquires a direct or indirect interest in a precious metal exploration or development property situated anywhere in Mexico, which it does not currently, directly or indirectly, own an interest in, and should such interest either be, or become, the subject of a positive feasibility study or consist of active mining operations within a period of three years from July 14, 2004, then the owner of the interest will offer the other party the opportunity to purchase and participate in the project by, in the case of a project being offered by Wheaton to the Issuer, the payment of 49% of the total acquisition and exploration costs incurred by Wheaton or any of its subsidiaries to that date (together with a commitment to continue to fund 49% of the expenditures incurred subject to an agreed upon dilution formula) and, in the case of a project being offered by the Issuer to Wheaton, the payment of 51% of the total acquisition and exploration costs incurred by the Issuer or any of its subsidiaries to that date (together with a commitment to continue to fund 51% of the expenditures incurred subject to an agreed upon dilution formula).  In the event that any such project or interest is offered by the Issuer to Wheaton, Wheaton will, upon payment of the appropriate amount to the Issuer, be entitled to become the operator of the project.

Pre-Emptive Right

For a period of three years from the closing of the Silver Transaction, Wheaton (through a special purpose offshore subsidiary of Wheaton) will, so long as it owns, directly or indirectly at least 20% of the outstanding Common Shares, have the right to maintain its pro-rata interest in the Issuer should the Issuer issue any additional shares pursuant to an equity financing or otherwise.

In the case of an equity financing, Wheaton shall have 30 days from receipt by it of a notice from the Issuer of its proposed equity financing to subscribe for its pro rata portion of the financing at the proposed financing price.  In the case of the Issuer issuing shares pursuant to an acquisition, Wheaton shall have 30 days from receipt by it of a notice from the Issuer of its proposed acquisition, to acquire that number of shares of the Issuer such that it will maintain its pro rata interest in the Issuer upon completion of the proposed acquisition, at a price per share equal to the weighted average trading price of the Issuer’s shares on the five trading days prior to the date of determination of the price.

Luismin Silver Purchase Agreement

Wheaton has incorporated a special purpose offshore subsidiary (“Wheaton Trading”) which will enter into an agreement (the “Luismin Silver Purchase Agreement”) with Luismin to purchase 100% of all the silver produced by Luismin from its existing Mexican mining operations (including all silver produced from the Los Filos property currently being developed by Luismin) at the then prevailing market price per ounce of silver.

Any amendment to the Luismin Silver Purchase Agreement will be subject to the prior written consent of Silver Wheaton Caymans (defined below).

Wheaton will guarantee the performance of Wheaton Trading under both the Luismin Silver Purchase Agreement and the Wheaton Silver Purchase Agreement described below.

Wheaton Silver Purchase Agreement

The Issuer has incorporated a special purpose offshore subsidiary (“Silver Wheaton Caymans”) which will enter into an agreement (the “Wheaton Silver Purchase Agreement”) with Wheaton Trading pursuant to which Silver Wheaton Caymans will purchase 100% of all silver which has been purchased by Wheaton Trading from Luismin pursuant to the Luismin Silver Purchase Agreement at a price (the “Transfer Price”) which is the lesser of: (a) US$3.90 per ounce (subject to an inflationary price adjustment after three years from the closing of the Silver Transaction); and (b) the then prevailing market price per ounce of silver.

Wheaton Trading will agree to sell to Silver Wheaton Caymans a minimum of 120 million ounces of silver (the “Minimum Amount”) within a period of 25 years following the entering into of the Wheaton Silver Purchase Agreement (the “Guarantee Period”).  If at the end of the Guarantee Period, the total number of ounces of silver sold by Wheaton Trading to Silver Wheaton Caymans is less than the Minimum Amount, Wheaton Trading shall be required to pay a penalty to Silver Wheaton Caymans of an amount equal to the Minimum Amount less the number of ounces of silver actually sold by Wheaton Trading to Silver Wheaton Caymans during the Guarantee Period, multiplied by US$0.50 (this price per ounce will not be adjusted for inflation over the life of the agreement).

Other than the security interest to be granted to Silver Wheaton Caymans, described below, the Issuer will have no contractual rights relating to Luismin’s operations nor will it have any interest in any of the Luismin properties.  Except as otherwise provided, the Issuer will not be entitled to any compensation if Luismin does not meet its forecasted silver production targets in any specified period or if Luismin shuts down its silver mining operations in Mexico.

Wheaton and Wheaton Trading’s obligations under the Wheaton Silver Purchase Agreement will not be guaranteed by Luismin.

Security and Negative Covenants

Luismin’s obligation under the Luismin Silver Purchase Agreement and Wheaton Trading’s obligation under the Wheaton Silver Purchase Agreement will be registered and secured (in a position which is subordinate to obligations arising from Wheaton’s existing US$75 million debt facilities entered into in June 2003, as amended) against title to the Luismin properties which are the subject matter of the agreement (both the real property and the mineral concessions) and to the fullest extent possible will constitute a covenant which runs with properties which are the subject matter of the Luismin Silver Purchase Agreement.

Subject only to the prior rights of Wheaton’s lenders under Wheaton’s existing US$75 million debt facilities entered into in June 2003, as amended, Luismin will covenant and agree with Wheaton Trading and Silver Wheaton Caymans not to sell, mortgage, hypothecate or otherwise alienate any of its mining operations or properties which are the subject matter of the Luismin Silver Purchase Agreement unless the other party or parties to any such transaction acknowledge the existence of the Luismin Silver Purchase Agreement and covenant with Wheaton Trading and Silver Wheaton Caymans to comply with the terms and provisions of the agreement.

Expansion Capital Expenditures

The Wheaton Silver Purchase Agreement will outline the projected capital expenditures for existing Luismin mining operations (the “Projected Capital Expenditures”).  The Issuer will be obligated to pay to Wheaton Trading under the Wheaton Silver Purchase Agreement additional amounts from time to time equal to 50% of any capital expenditures required to be made by Luismin at Luismin’s mining operations in excess of 110% of the Projected Capital Expenditures (except for capital expenditures at the Los Filos mine which will be based on the gold/silver production ratio at that mine – see “Business of the Resulting Issuer”) (the “Chap Capital Expenditures”).

Under the Wheaton Silver Purchase Agreement, Wheaton Trading shall give the Issuer notice within 30 days of the date it expects that the capital expenditures will exceed 110% of the Projected Capital Expenditures.  Thereafter Wheaton Trading shall provide the Issuer with written notice of any required Chap Capital Expenditures and the Issuer shall pay such amounts to Wheaton Trading within 14 days of receipt of such written notice.

Wheaton Trading will either reimburse the Issuer for Chap Capital Expenditures advanced to Wheaton Trading but not spent, or shall apply such amounts against future Chap Capital Expenditures payable.

In the event that the actual capital expenditures are less than 90% of Projected Capital Expenditures, in any year after the year in which the Issuer pays any Chap Capital Expenditures to Wheaton Trading, Wheaton Trading shall reimburse the Issuer 50% of the difference up to the aggregate Chap Capital Expenditures paid by Silver Wheaton.

Wheaton Trading will deliver a report within 90 days of the end of each calendar year reconciling all capital expenditures.  The Issuer will have 90 days from receipt of the report to dispute the accuracy and to have Luismin’s independent accountant audit the report.  Any disputes over the report which cannot be settled by the parties will be settled by arbitration.

In the Wheaton Silver Purchase Agreement “capital expenditures” mean the capital expenditures required to be made for the expansion and development of the mining operations of Luismin on the Luismin properties.

Management Matters

Following the closing of the Silver Transaction, the board of directors of the Issuer will be reconstituted and comprised of four persons, being John Brough, Peter Gillin, Wade Nesmith and Ian Telfer, three of whom are independent and unrelated directors.  See “Name Change, Share Consolidation and Board Expansion”.  Eduardo Luna, Executive Vice President and a director of Wheaton and President of Luismin, will be appointed as interim Chief Executive Officer of the Issuer effective on the closing of the Silver Transaction.  Mr. Luna will be put forth for election as the fifth director of the Issuer at the annual and special meeting of shareholders to be held following the closing of the Silver Transaction and will be appointed as Chairman of the Board.

Initially, the Issuer’s management team will be made up of senior members of Wheaton’s management team.  As soon as possible following completion of the Silver Transaction, the Issuer will seek out and appoint a new Chief Executive Officer who is independent of Wheaton.

Administration and Head Office

Initially, the Issuer will operate out of Wheaton’s offices in Vancouver, British Columbia.  As soon as a new independent management team is in place, the Issuer’s offices may move to independent facilities.

An administration and management services agreement (the “Services Agreement”) will be entered into by the Issuer with the Issuer reimbursing Wheaton for its office facilities and the services of its personnel. The Issuer will pay a monthly fee of $65,000 to Wheaton under the Services Agreement.

Principal Closing Conditions

Conditions to completion of the Silver Transaction will include, among other things:

(i)

each of the parties being completely satisfied, in their sole discretion with due diligence undertaken with respect to the other parties to the transaction;

(ii)

all regulatory approvals being received, including those of the Exchange (and the Toronto Stock Exchange), and the Common Shares to be issued being listed for trading as of the closing time of the Silver Transaction;

(iii)

there being no material adverse change in the business affairs, properties, condition (financial or otherwise) or prospects for either the Issuer or Luismin;

(iv)

receipt of any third party consents necessary to consummate the transaction;

(v)

customary legal opinions;

(vi)

execution of all requisite definitive agreements;

(vii)

completion by the Issuer of the Financing on terms and conditions satisfactory to Wheaton; and

(viii)

approval of the board of directors of each of Wheaton and the Issuer and of the shareholders of the Issuer.

The Transactions cannot be completed until the required Exchange approval is obtained.  There can be no assurance that the Silver Transaction will be completed as proposed or at all.  Investors are cautioned that, except as disclosed in the materials to be prepared in connection with the Transactions, any information released or received with respect to the Transactions may not be accurate or complete and should not be relied upon.  Trading in the securities of the Issuer should be considered highly speculative.  The Exchange has in no way passed upon the merits of the proposed transaction.

Post-Transaction Share Capital

Following the completion of the Transactions, the Issuer will have approximately 723,700,000 Common Shares outstanding of which approximately 75% will be held by Wheaton.  The Issuer will also have Warrants outstanding to purchase approximately 87,500,000 Common Shares and options outstanding to purchase up to 32,650,000 Common Shares.

Name Change, Share Consolidation and Board Expansion

Upon completion of the Silver Transaction, the Issuer intends to seek shareholder approval to (i) change its name to “Silver Wheaton Corporation”; (ii) consolidate its outstanding Common Shares on a one for five basis; and (iii) expand its board of directors to at least five persons.  All share amounts described herein are before giving effect to such consolidation.

Luismin Operations

Luismin, a wholly-owned subsidiary of Wheaton, sold 3,267,400 ounces of silver for the six months ended June 30, 2004, 6,054,200 ounces of silver for the year ended December 31, 2003 and expects to increase its silver production to more than 8 million ounces by 2006.  Luismin’s principal silver mining operations in Mexico are comprised of several mines in the San Dimas district, on the border of the states of Durango and Sinaloa, and the San Martin mine in the State of Querétaro.

For further details, see the renewal annual information form of Wheaton for the fiscal year ended December 31, 2003 and Wheaton’s Management’s Discussion and Analysis of Results of Operations and Financial Condition for the six months ended June 30, 2004 available at www.sedar.com.

Trading Market

Immediately prior to the announcement of the Transactions, the Issuer’s shares were listed for trading on the NEX Board of the Exchange.  On July 14, 2004, the day immediately prior to the announcement of the Transactions, the closing price of the Common Shares was $0.25.  On August 5, 2004, immediately prior to closing of the Financing, the Common Shares were transferred from the NEX Board to Tier 2 of the Exchange.  The closing price of the Common Shares on October 7, 2004 was $0.84.

Arm’s Length Transaction

The Issuer is at arm’s length to Wheaton and Luismin.

Risk Factors

The operations of the Issuer are speculative due to the high risk nature of its business and its stage of development.  Although the Issuer has no direct or indirect interest in any mineral properties, in the immediate future, until it acquires other interests or assets, it will depend solely on silver production from Luismin’s Mexico properties to generate revenue.  As a result, its operations and cash flow are subject to a number of the same risk factors that apply to Luismin and to resource companies generally.  These risk factors could materially affect the Issuer’s future operating results and could cause actual events to differ materially from those described herein.

Risks relating to the Issuer

Subject to Same Risk Factors as Luismin

To the extent that they related to the production of silver from, or the continued operation of, the Luismin mines, the Issuer will be subject to the risk factors applicable to Luismin as set forth below under “Risks relating to Luismin’s operations”.

No Control Over Luismin Operations

The Issuer has agreed to purchase 100% of all silver produced by the Luismin mining operations.  Other than the security interest to be granted to Silver Wheaton Caymans, the Issuer will have no contractual rights relating to Luismin’s operations nor will it have any interest in any of the Luismin properties.  Other than the penalty payable by Wheaton Trading to Silver Wheaton Caymans if, at the end of the Guarantee Period, the total number of ounces of silver sold by Wheaton Trading to Silver Wheaton Caymans is less than the Minimum Amount, the Issuer will not be entitled to any compensation if Luismin does not meet its forecasted silver production targets in any specified period or if Luismin shuts down or discontinues its silver mining operations in Mexico on a temporary or permanent basis.

Expansion Capital Expenditures by Luismin

Pursuant to the Wheaton Silver Purchase Agreement, the Issuer will be obligated to pay to Wheaton Trading additional amounts from time to time equal to 50% of any capital expenditures required to be made by Luismin at Luismin’s mining operations in excess of 110% of the Projected Capital Expenditures.  There is no assurance that Luismin will not require additional capital expenditures in excess of 110% of the Projected Capital Expenditures and should it require additional capital expenditures in excess of 110% of the Projected Capital Expenditures the Issuer may be adversely affected.

Commodity Prices

The price of the Common Shares and the Issuer’s financial results may be significantly adversely affected by a decline in the price of silver.  The price of silver fluctuates widely and is affected by numerous factors beyond the Issuer’s control such as the sale or purchase of silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver-producing countries throughout the world.  The price of silver has fluctuated widely in recent years.

In the event that the prevailing market price of silver is US$3.90 per ounce or less (subject to an inflationary price adjustment after three years from the closing of the Silver Transaction), the Transfer Price will be the then prevailing market price per ounce of silver and the Issuer will not generate positive cash flow or earnings.

The following table sets forth the annual average London Fixed price per ounce of silver in US dollars for the past 10 years:

Year	Average US Dollars per oz of Silver	High (US$)	Low (US$)
2003	4.8758	5.9650	4.3700
2002	4.5995	5.0975	4.2350
2001	4.3702	4.8200	4.0650
2000	4.9506	5.4475	4.5700
1999	5.2160	5.7500	4.1625
1998	5.5488	7.8100	4.6900
1997	4.9050	6.2675	4.2235
1996	5.2012	5.8270	4.7100
1995	5.2004	6.0370	4.4160
1994	5.2830	5.7480	4.6400

Acquisition Strategy

As part of the Issuer’s business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry.  In pursuit of such opportunities, the Issuer may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Issuer.  The Issuer cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Issuer.

Market Price of the Issuer’s Shares

The Common Shares are listed on the Exchange.  The Issuer’s business is in an early stage of development and an investment in the Issuer’s shares is highly speculative.  Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  The Issuer’s shares are also likely to be significantly affected by short-term changes in silver prices or in its financial condition or results of operations as reflected in its quarterly earnings reports.

Dividend Policy

No dividends on the Common Shares have been paid by the Issuer to date.  The Issuer anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business.  The Issuer does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of the Issuer’s board of directors after taking into account many factors including the Issuer’s operating results, financial condition and current and anticipated cash needs.

Dilution to the Issuer

As of September 30, 2004, 8,700,000 Common Shares were outstanding.  Following completion of the Silver Transaction, after giving effect to the exercise of the Subscription Receipts, the Issuer will have 723,700,000 Common Shares outstanding as well as Warrants to acquire an additional 87,500,000 Common Shares at a price of $0.80 per share until August 5, 2009 and options to acquire 32,650,000 Common Shares, of which 350,000 are exercisable at a price of $0.15 per share until the earlier of January 27, 2009 and the date which is 90 days following completion of the Silver Transaction and 32,300,000 are exercisable at a price of $0.65 per share until September 28, 2009.  The increase in the number of Common Shares in the market upon completion of the Transactions, and the possibility of sales of such shares may have a depressive effect on the market price of the Common Shares.  In addition, as a result of such additional Common Shares, the voting power of the Issuer’s existing shareholders will be substantially diluted.

Key Executives

Upon completion of the Silver Transaction, the Issuer will be dependent on the services of key executives.  The loss of these persons may adversely affect its business and future operations.

Concentration of Share Ownership

Upon completion of the Silver Transaction, Wheaton will own, directly or indirectly, approximately 75% of the outstanding Common Shares.  As a result of its share ownership, Wheaton will have the ability to elect all of the Issuer’s directors and to determine the outcome of corporate actions requiring shareholder approval, including changes to share capital, irrespective of how other shareholders of the Issuer may vote.  Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Issuer.

Conflicts of Interest

Certain of the directors and officers of the Issuer also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Issuer and its shareholders.  In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Alberta) and other applicable laws.

Eduardo Luna, the proposed interim Chief Executive Officer of the Issuer following completion of the Silver Transaction, is currently Executive Vice President and a director of Wheaton and President of Luismin.  Peter Barnes, the proposed Chief Financial Officer of the Issuer following completion of the Silver Transaction, is currently Executive Vice President and Chief Financial Officer of Wheaton.  Ian Telfer, one of the proposed directors of the Issuer following completion of the Silver Transaction, is currently Chairman, Chief Executive Officer and a director of Wheaton.

Risks relating to Luismin’s operations

Exploration, Development and Operating Risk

Mining operations generally involve a high degree of risk.  Luismin’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and silver, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the exploration or development programs planned by Luismin will result in a profitable commercial mining operation.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted.

Environmental Risks and Hazards

All phases of Luismin’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Luismin’s operations.  Environmental hazards may exist on the properties on which Luismin holds interest which are unknown to Luismin at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with Luismin’s operations.  To the extent such approvals are required and not obtained, Luismin may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions,  Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Luismin and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Luismin Tailings Management Risks

Certain environmental issues have arisen in respect of the tailings facilities at various of Luismin’s mining operations in Mexico.  Luismin will be required to make further capital expenditures to maintain compliance with applicable environmental regulations.  To the extent that Luismin’s tailings containment sites do not adequately contain tailings and result in pollution to the environment, Luismin may incur environmental liability for mining activities conducted both prior to and during its ownership of the Luismin operations.  Should Luismin be unable to fund fully the cost of remedying an environmental problem, Luismin may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect of Luismin.

Permitting

Luismin’s operations are subject to receiving and maintaining permits from appropriate governmental authorities.  Although Luismin currently has all required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to operations.  Prior to any development on any of its properties, Luismin must receive permits from appropriate governmental authorities.  There can be no assurance that Luismin will continue to hold all permits necessary to develop or continue operating at any particular property.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Luismin’s operations.

Need for Additional Mineral Reserves

Because mines have limited lives based on proven and probable mineral reserves, Luismin must continually replace and expand its mineral reserves as its mines produce gold and silver.  The life-of-mine estimates of Luismin may not be correct.  Luismin’s ability to maintain or increase its annual production of gold and silver will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines.

Luismin has an estimated mine life of five years based on proven and probable mineral reserves.  Historically, Luismin has sustained operations through the conversion of a high percentage of inferred mineral resources to mineral reserves.  Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability.  Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Land Title

Although the title to the properties owned by Luismin was reviewed by or on behalf of Luismin, no formal title opinions were delivered to Luismin and, consequently, no assurances can be given that there are no title defects affecting such properties.  Luismin’s properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects.  In addition, Luismin may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Commodity Prices

Luismin’s financial results may be significantly adversely affected by declines in the price of gold and silver.  Gold and silver prices fluctuate widely and are affected by numerous factors beyond Luismin’s control such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and other foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold and silver-producing countries throughout the world.  The price of gold and silver has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Luismin’s properties to be impracticable.  Depending on the price of gold and silver, cash flow from mining operations may not be sufficient and Luismin could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties.  Future production from Luismin’s mining properties is dependent on gold and silver prices that are adequate to make these properties economic.

In addition to adversely affecting Luismin’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Additional Capital

The mining, processing, development and exploration of Luismin’s properties may require substantial additional financing.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Luismin’s properties or even a loss of property interest.  There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on satisfactory terms.

Foreign Operations

Luismin’s operations are currently conducted in Mexico and as such Luismin’s operations are exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, expropriation, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect Luismin’s operations or profitability.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect of Luismin’s operations.

1.2

Available Funds

The Issuer’s working capital as at August 31, 2004 is approximately $425,000.  On receipt of the net proceeds of the Financing, the Issuer will have approximately $66,225,000 (the “Available Funds”) available to it.

1.3

Principal Purposes

The principal purposes for which the Available Funds will be used are as follows:

Purpose	Amount ($)
Cash portion of the purchase price payable to Wheaton in connection with the Silver Transaction	46,000,000
Payment of estimated costs in respect of the Transactions	1,350,000
For general working capital to fund ongoing operations and to investigate future acquisitions	16,275,000
For general and administrative expenses for the 18 months following closing	2,600,000
TOTAL:	66,225,000

Following is a breakdown of the Issuer’s proposed general and administrative expenses to December 31, 2005:

General and Administrative Expenses:	Four months ended December 31, 2004 ($)	Twelve Months ended December 31, 2005 ($)
Proposed salaries and benefits	93,544	400,000
Directors’ fees	26,000	78,000
Annual meeting costs	13,333	40,000
Filing fees, stock exchange and transfer agent	16,667	50,000
Legal, audit and accounting fees	41,666	125,000
Travel, accommodation and meals	50,000	150,000
Consulting fees	33,333	100,000
Total General and Administrative Expenses:	274,543	943,000
Wheaton Administration Fee	260,000	780,000
TOTAL BUDGET:	534,543	1,723,000

The Resulting Issuer will spend the funds available to it on the completion of the Transactions to further its stated business objectives set out in “Business of the Resulting Issuer” below.  There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Resulting Issuer to achieve its stated business objectives.

The Resulting Issuer’s working capital available to fund ongoing operations will be sufficient to meet its administration costs for at least 24 months.

2.

BUSINESS OF THE RESULTING ISSUER

2.1

Description and General Development of the Business

Wheaton acquired all of the outstanding shares of Luismin on June 19, 2002.  Prior to that date Luismin was a privately held Mexican gold and silver mining company.  Luismin currently operates several producing mines in Mexico.  Most of the mines are underground operations using primarily mechanized cut and fill mining methods.  After milling, cyanidation, precipitation and smelting, doré bars are poured and then transported for refining to Salt Lake City, Utah.  Silver production from the mining properties during 2003 was 6,086,300 ounces of silver.  Luismin also owns or has an interest in 23 exploration properties throughout Mexico.

The Issuer was incorporated as a junior capital pool company under the policies of the Alberta Stock Exchange.  From incorporation to February 1, 1996, the Issuer did not carry on any active business other than seeking an opportunity for the Issuer.  On June 3, 1996, the Issuer completed its qualifying transaction, being the acquisition of all of the issued and outstanding shares of Dial Locksmith Ltd., which then became its wholly-owned subsidiary.  Upon completion of that acquisition, the junior capital pool designation was removed from the Issuer’s listing.  Until February 25, 2004, the Issuer, through its subsidiary, carried on the business of locksmithing and security services.  On February 25, 2004, all of the directors of the Issuer resigned and were replaced by the current board of directors.  At the same time, the Issuer sold all of the issued and outstanding shares of its subsidiary Dial Locksmith Ltd. to the outgoing directors for the sum of $325,000 in cash.  As the Issuer no longer had any business or assets other than cash, the Issuer was moved to the NEX Board of the Exchange on April 1, 2004.  On July 14, 2004, the Issuer entered into the LOI and the Engagement Letter in respect of the Financing and the Silver Transaction.

Pursuant to the LOI, the Issuer has agreed to purchase 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico for an upfront payment of $46 million in cash and 540,000,000 Common Shares and a per ounce payment of US$3.90 per ounce of silver, subject to adjustment.

The parties to the LOI will enter into formal agreements in respect of the Silver Transaction, which will provide as follows:

1.

The Issuer will purchase 100% of the silver produced by Luismin’s mining operations in Mexico for (a) an upfront payment of $46 million in cash and 540,000,000 Common Shares, (b) a per ounce payment at a price equal to the lesser of US$3.90 per ounce (subject to an inflationary price adjustment after three years from the closing of the Silver Transaction) and (ii) the then prevailing market price per ounce of silver, and (c) an amount equal to the Issuer’s share of capital expenditures referred to below.

2.

Wheaton has incorporated a special purpose offshore subsidiary (the “Wheaton Trading”) which will enter into an agreement (the “Luismin Silver Purchase Agreement”) with Luismin to purchase 100% of all the silver produced by Luismin from its existing Mexican mining operations (including all silver produced from the Los Filos property currently being developed by Luismin) at the then prevailing market price per ounce of silver.  Wheaton will guarantee the performance of Wheaton Trading under the Luismin Silver Purchase Agreement and the Wheaton Silver Purchase Agreement described below.

3.

The Issuer has incorporated a special purpose offshore subsidiary (“Silver Wheaton Caymans”) which will enter into an agreement (the “Wheaton Silver Purchase Agreement”) with Wheaton Trading pursuant to which Silver Wheaton Caymans will agree to purchase 100% of all silver which has been purchased by Wheaton Trading from Luismin pursuant to the Luismin Silver Purchase Agreement at a price  (the “Transfer Price”) which is the lesser of (a) US$3.90 per ounce (subject to an inflationary price adjustment after three years from the closing of the Silver Transaction); and (b) the then prevailing market price per ounce of silver.

4.

Wheaton Trading will agree to sell to Silver Wheaton Caymans a minimum of 120 million ounces of silver (the “minimum Amount”) within a period of 25 years following the entering into of the Wheaton Silver Purchase Agreement (the “Guarantee Period”).  If at the end of the Guarantee Period, the total number of ounces of silver sold by Wheaton Trading to Silver Wheaton Caymans is less than the Minimum Amount, Wheaton Trading shall be required to pay a penalty to Silver Wheaton Caymans of an amount equal to the Minimum Amount less the number of ounces of silver actually sold by Wheaton Trading to Silver Wheaton Caymans during the Guarantee Period, multiplied by US$0.50.

5.

If the Issuer or Wheaton acquires a direct or indirect interest in a precious metal exploration or development property situated anywhere in Mexico, which it does not currently, directly or indirectly, own an interest in, and should such an interest either be, or become the subject of a positive feasibility study or consist of active mining operations within a period of three years from July 14, 2004, then the owner of the interest will offer the other party the opportunity to purchase and participate in the project by, in the case of a project being offered by Wheaton to the Issuer, the payment of 49% of the total acquisition and exploration costs incurred by Wheaton or any of its subsidiaries to that date (together with a commitment to continue to fund 49% of the expenditures incurred subject to an agreed upon dilution formula) and, in the case of a project being offered by the Issuer to Wheaton, the payment of 51% of the total acquisition and exploration costs incurred by the Issuer or any of its subsidiaries to that date (together with a commitment to continue to fund 51% of the expenditures incurred subject to an agreed upon dilution formula).  In the event that any such project or interest is offered by the Issuer to Wheaton, Wheaton will, upon payment of the appropriate amount to the Issuer be entitled to become operator of the project.

6.

For a period of three years from the closing of the Silver Transaction, Wheaton (through Wheaton Trading) will, so long as it owns, directly or indirectly at least 20% of the outstanding shares of the Issuer, have the right to maintain its pro rata interest in the Issuer should the Issuer issue any additional Common Shares pursuant to an equity financing or otherwise.

7.

Other than the security interest to be granted to Silver Wheaton Caymans, the Issuer will have no contractual rights relating to Luismin’s operations nor will it have any interest in any of the Luismin properties.  Except as otherwise provided, the Issuer will not be entitled to any compensation if Luismin does not meet its forecasted silver production targets in any specified period or if Luismin shuts down its silver mining operations in Mexico.

8.

Luismin’s obligations under the Luismin Silver Purchase Agreement to Wheaton Trading and Wheaton Trading’s obligations under the Wheaton Silver Purchase Agreement to Silver Wheaton Caymans will be registered and secured (in a position which is subordinate to obligations arising from Wheaton’s existing US$75 million debt facilities entered into in June 2003, as amended) against title to the Luismin properties which are the subject matter of the agreement (both the real property and the mineral concessions) and to the fullest extent possible will constitute a covenant which runs with the properties which are the subject matter of the Luismin Silver Purchase Agreement.

9.

Subject only to the prior rights of Wheaton’s lenders under Wheaton’s existing US$75 million debt facilities, Luismin will covenant and agree with Wheaton Trading and Silver Wheaton Caymans not to sell, mortgage, hypothecate or otherwise alienate any of its mining operations or properties which are the subject matter of the Luismin Silver Purchase Agreement unless the other party or parties to any such transaction acknowledge the existence of the Luismin Silver Purchase Agreement and covenant with Wheaton Trading and Silver Wheaton Caymans to comply with the terms and provisions of the agreement.

10.

The Wheaton Silver Purchase Agreement will outline the projected capital expenditures for existing Luismin mining operations (the “Projected Capital Expenditures”).  Under the Wheaton Silver Purchase Agreement, the Issuer will be obligated to pay to Wheaton Trading additional amounts from time to time equal to 50% of any capital expenditures required to be made by Luismin at Luismin’s mining operations in excess of 110% of the Projected Capital Expenditures.  The Projected Capital Expenditures are summarized as follows:

October 15, 2004 – December 31, 2009	US$ 54,173,000
January 1,2010 – December 31,2014	US$ 32,731,000
January 1,2015 – December 31,2019	US$ 30,556,000
January 1,2020 – December 31,2024	US$ 30,925,000
January 1,2025 – December 31,2029	US$ 31,210,000

The Projected Capital Expenditures do not include any amounts incurred by Luismin in connection with the Los Filos mine.  Once production has commenced at Los Filos, the Issuer will be required to pay its portion of any capital expenditures over 110% of the projected expenditures at Los Filos, based on the gold/silver ratio of production at Los Filos.  As the Los Filos mine is expected to be primarily a gold-producing mine, these expenditures, if incurred, are not expected to be significant.

11.

Following the completion of the Silver Transaction, the board of directors of the Issuer will be reconstituted and comprised of four persons, being John Brough, Peter Gillin, Wade Nesmith and Ian Telfer.  Effective on the closing of the Silver Transaction, Eduardo Luna, Executive Vice President and a director of Wheaton and President of Luismin, will be appointed as interim Chief Executive Officer of the Issuer, Peter Barnes, Executive Vice President and Chief Financial Officer of Wheaton, will be appointed as Chief Financial Officer of the Issuer and Paul M. Stein, Secretary of Wheaton, will be appointed as Secretary of the Issuer.  Mr. Luna will be put forth for election as the fifth director of the Issuer at the annual and special meeting of shareholders to be held following the closing of the Silver Transaction and will be appointed as Chairman of the Board.  A brief description of the background of the proposed board of directors and officers of the Issuer is as follows:

John Brough – President of Torwest Inc. (real estate development company).  Former Chief Financial Officer of Markborough Properties Inc. and currently a director and Chairman of the Audit Committee of Kinross Gold Corporation (gold mining company).

Peter Gillin – Chairman and Chief Executive Officer of Tahera Diamond Corporation (Diamond exploration and development company).  Former President and Chief Executive Officer of Zemex Corporation (industrial minerals corporation) and former Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited (investment bank).

Wade Nesmith – Associate counsel of Lang Michener LLP (law firm).  Former Superintendent of Brokers for the Province of British Columbia and currently Chairman of the Executive Committee and Compensation Committee and member of the Audit Committee of Oxford Automotive, Inc. (auto parts manufacturer).

Ian Telfer – Chairman and Chief Executive Officer of Wheaton since 2001.  Former President, Chief Executive Officer and founder of TVX Gold Inc. and a director of Lihir Gold Inc.

Eduardo Luna – Executive Vice President and a director of Wheaton and President of Luismin.  Former Chairman of the Silver Institute and former Chairman of the Mexican Chamber of Mines.

Peter Barnes – Executive Vice President and Chief Financial Officer of Wheaton.

Paul M. Stein – Partner at the law firm of Cassels Brock & Blackwell LLP.

12.

Conditions to completion of the Silver Transaction will include, among other things:

a)

each of the parties being completely satisfied, in their sole discretion, with due diligence undertaken with respect to the other parties to the transaction;

b)

all regulatory approvals being received, including those of the Exchange (and the Toronto Stock Exchange), and the Common Shares being listed for trading as of the closing time of the Silver Transaction;

c)

there being no material adverse change in the business affairs, properties, condition (financial or otherwise) or prospects for either the Issuer or Luismin;

d)

receipt of any third party consents necessary to consummate the transaction;

e)

customary legal opinions;

f)

execution of all requisite definitive agreements;

g)

completion by the Issuer of the Financing on terms and conditions satisfactory to Wheaton; and

h)

approval of the board of directors of each of Wheaton and the Issuer and of the shareholders of the Issuer.

On August 5, 2004, pursuant to the Agency Agreement, the Issuer completed a private placement (the “Financing”) of 175,000,000 subscription receipts (the “Subscription Receipts”) at a price of $0.40 per Subscription Receipt.  Each Subscription Receipt is exercisable, for no additional consideration, into one Common Share and one-half of one Warrant.  Each full Warrant will entitle the holder to acquire one additional Common Share at a price of $0.80 until August 5, 2009.  These securities are all subject to a hold period which expires on December 6, 2004.

Upon closing of the Financing, the gross proceeds of the private placement, including the Agents’ expenses, were placed into escrow with Olympia Trust Company, as escrow agent.  The proceeds will be held in escrow pending completion of the Silver Transaction.  Upon completion of the Silver Transaction, the proceeds will be released to the Issuer, and will be used as to $4.2 million to pay the Agents’ commission and fees, as to $46 million to pay the cash portion of the purchase price payable in connection with the Silver Transaction, and the remainder will be applied to expenses incurred in connection with the Transactions, to the working capital of the Issuer and to investigate future acquisition opportunities.

If the Silver Transaction is not completed by November 5, 2004, the proceeds will be used to repurchase the Subscription Receipts from the purchasers of the Subscription Receipts and the Issuer will not receive any funds from the Financing.

Pursuant to the Agency Agreement, the Agents will receive a cash commission equal to 5% of the gross proceeds of the Financing, and GMP Securities Ltd. as lead agent will receive a cash advisory fee equal to 1% of the gross proceeds of the Financing.

2.2

Mineral Properties

Luismin’s mining properties are each operated by wholly-owned subsidiaries of Luismin and include: the Tayoltita, Santa Rita and San Antonio mines in the San Dimas district, on the border of Durango and Sinaloa states; the San Martin mine and San Pedrito project in the state of Querétaro; and the Nukay mines in Guerrero State.  A description of the mines in the San Dimas district, the San Martin mine and the San Pedrito project is set forth below.  The four mines hold 71 exploration and exploitation concessions with a total area of approximately 35,712 hectares.  This extensive land ownership covers the mines, as well as the most prospective surrounding areas and forms an important asset for Luismin’s future exploration programs.  Luismin also holds numerous exploration projects throughout Mexico, most of which are in the grassroots stage of development.

Most of the mines are underground operations using primarily mechanized cut-and-fill mining methods.  Conventional open-pit mining methods utilizing front-end loaders and trucks are used in the open-pit mines.  After milling, cyanidation, precipitation and smelting, doré bars are poured and then transported for refining to Salt Lake City, Utah.  Gold and silver production from the mining properties during the past year was 106,900 ounces of gold and 6,086,300 ounces of silver.

San Dimas District (Tayoltita, Santa Rita and San Antonio Mines)

Property Description and Location

Luismin’s three operating mines in the San Dimas district, on the border of Durango and Sinaloa states, are the Tayoltita, Santa Rita and San Antonio mines which are located 125 kilometres northeast from Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango.  These properties are surveyed and contained in a contiguous block.  During 2003 the three operations were merged and centralized into a single operation under the same management.  It is reported now as San Dimas.  The properties cover an area of 22,720 hectares and are held by Minas de San Luis, S.A. de C.V., a wholly owned subsidiary of Luismin.  All the ore is now sent to the Tayoltita Mill, since the San Antonio Mill has been put in care and maintenance.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The San Dimas district is accessed by aircraft in a 45 minute flight from either Mazatlan or Durango, or by driving ten hours from the city of Durango.  Luismin has access to a de Havilland Twin Otter aircraft and a helicopter which are both based at Tayoltita.  Most of the personnel and light supplies for the San Dimas mines arrive on Wheaton’s regular flights from Mazatlan and Durango.  Heavy equipment and supplies are brought in by road from Durango or via a rough road which follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the spring dry season.  San Ignacio is connected by 70 kilometres of paved roads to Mazatlan.

Trees grow sufficiently on the higher ridges to support a timber industry while the lower slopes and valleys are covered with thick brush, cactus and grasses.  Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population.  Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants, including mining company personnel.  Population outside the mining and sawmill camps is sparse.

Water for the mining operations is obtained from wells and from the Piaxtla River.  Water is also supplied by Luismin to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

Mining in the San Antonio area is done by contract mining while in both the Santa Rita and Tayoltita areas the mining is carried out by Luismin personnel.

Electrical power is provided by a combination of their own power systems and by the Federal Power Commission’s supply system.  Luismin operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission’s supply system.

The Santa Rita mining area is located three kilometres upstream from Tayoltita.  The ore from the Santa Rita mine is trucked along a winding road that follows the Rio Piaxtla to the Tayoltita mill.

The San Antonio mining area is located seven kilometres west of the Tayoltita mine in the state of Sinaloa.  The mine is accessed, from Tayoltita, by a three kilometre long road along the north side of the Rio Piaxtla and bypassing the town of Tayoltita, to the portal of the San Luis Tunnel, through the tunnel and from the exit, by road, or along the San Antonio river bed to the San Antonio Mill.  Infrastructure at the San Antonio mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops.  The mill was put in care and maintenance in November 2003.

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons.  Elevations vary from 2,400 metres on the high peaks to elevations of 400 metres in the valley floor of the Piaxtla River.

Geological Setting

The general geological setting of the San Dimas district is comprised of two major volcanic successions totalling approximately 3,500 metres in thickness; the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units.  The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition.  The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

More than 700 metres thick, the Socavón rhyolite is host for several productive veins in the district.  Overlying the Socavón rhyolite is the 20 to 75 metres thick, well bedded Buelna andesite.  The Buelna andesite is overlain by the Portal rhyolite, ranging in thickness from 50 to 250 metres.

The overlying productive andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but is of identical mineralogy.

The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick.  It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

The Las Palmas Formation, at the top of the LVG, is made up of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres.  This unit outcrops extensively in the Tayoltita area.

The UVG overlies the eroded surface of the LVG unconformably.  In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey andesite and an upper unit called the Capping rhyolite.  The Capping rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district however within most of the district is about 1,000 metres thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental.  Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults.  The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35º to the east.  In most cases, the faults are post ore in age and offset both the LVG and UVG.  All major faults display northeast-southwest extension and dip from near vertical to less than 55º.

Exploration

Typical of epithermal systems, the silver and gold mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone.  At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas is some 300 to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block.  Using this concept of the dip of the unconformity at the base of the UVG, Luismin is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

At the Tayoltita deposit, silver-gold ratios have been a useful exploration tool.  In most of the veins, detailed studies have shown that silver-gold ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein.  The horizontal elongations of the silver-gold ratios are thought to represent the former flow path of the ore fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths.

Luismin applies a 30% probability factor to the volume of the Favourable Zone to estimate the volume/tonnage of inferred mineral resources that will later be discovered in the zone.  For more than 30 years, Luismin has historically and successfully applied the 30% factor.  The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Cedral, etc.) to the mined out area plus the mineral reserve area.

Luismin has been able to maintain a 20 year mineral resource base, that, by development on a timely basis, converts the inferred mineral resources into mineral reserves.  Thus, Luismin maintains a mineral reserve base that, at the current mining rate, replaces mined mineral reserves with future mineral reserves.

Deposit Types and Mineralization

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed.  As is common in epithermal deposits, the hydrothermal activity that produced the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems.  Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

The mineralization is typical of epithermal vein structures with banded and drusy textures.  Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest.  The veins were formed in two different systems.  The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins.  Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and cymoidal structures.  The veins vary from a fraction of a centimetre in width to 15 metres, but average 1.5 metres.  They have been followed underground from a few metres in strike-length to more than 1,500 metres.  Three major stages of mineralization have been recognized in the district: (1) an early stage; (2) an ore forming stage; and (3) a late stage quartz.

Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.

The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 metres), however, most average 150 metres in strike length.  Down-dip extensions are up to 200 metres but are generally less than the strike length.

Mineral Reserves and Mineral Resources

Luismin’s policy is to develop and maintain a mineral resource base of over 20 years with respect to its overall operations by converting, through development, the mineral resources into mineral reserves on a yearly basis.

Rather than calculating mineral resources/mineral reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine mineral reserves, the method presently used by Luismin is to estimate the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineable mineral reserves.

Mineral Reserves and Mineral Resources are estimated using the CIM Standards.  See “Glossary” in this Filing Statement for CIM Standard definitions.

The following table sets forth the estimated Mineral Reserves for the three properties in the San Dimas district as at December 31, 2003:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)

			Grade		Contained Metal
Deposit	Category	Tonnes	Silver	Gold	Silver	Gold
			(grams per tonne)	(grams per tonne)	(ounces)	(ounces)

Tayoltita	Proven	390,000	374	3.69	4,676,000	46,000
	Probable	790,000	362	3.38	9,260,000	86,000

	Proven + Probable	1,180,000	366	3.49	13,930,000	133,000

Santa Rita	Proven	130,000	382	2.59	1,570,000	11,000
	Probable	130,000	439	3.00	1,790,000	12,000

	Proven + Probable	250,000	410	2.79	3,360,000	23,000

San Antonio	Proven	360,000	469	7.66	5,430,000	89,000
	Probable	440,000	495	8.99	7,010,000	127,000

	Proven + Probable	800,000	483	8.39	12,400,000	216,000

Total	Proven	880,000	414	5.16	11,670,000	145,000
	Probable	1,360,000	412	5.16	18,060,000	226,000

	Proven + Probable	2,240,000	413	5.16	29,730,000	371,000

___________________________

(1)

The Mineral Reserves for the properties in the San Dimas district set out in the table above have been estimated by Luismin and audited by Randy V.J. Smallwood, P.Eng., at Wheaton who is a qualified person under National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”).

(2)

Cut-off grades based on total operating cost were US$47 per tonne for Tayoltita, US$48 per tonne for Santa Rita and US$55 per tonne for San Antonio.

(3)

The tonnage factor is 2.7 tonnes per cubic metre.

(4)

Cut-off values are calculated at a price of US$5.50 per troy ounce for silver and US$350 per troy ounce for gold.

(5)

Numbers may not add up due to rounding.

The following table sets forth the estimated Inferred Mineral Resources for the three properties in the San Dimas district as at December 31, 2003:

Inferred Mineral Resources (1)(2)(3)(4)(5)(6)

(excluding Proven and Probable Mineral Reserves)

		Grade
Deposit	Tonnes	Silver	Gold
		(grams per tonne)	(grams per tonne)

Tayoltita	5,400,000	308	2.9

Santa Rita	2,700,000	327	2.2

San Antonio	4,900,000	322	4.5

Total	12,900,000	317	3.3

____________________________

(1)

The Inferred Mineral Resources for the properties in the San Dimas district set out in the table above have been estimated by Luismin and audited by Randy V.J. Smallwood, P.Eng., at Wheaton who is a qualified person under NI 43-101.

(2)

Cut-off grades based on total operating cost were US$47 per tonne for Tayoltita, US$48 per tonne for Santa Rita and US$55 per tonne for San Antonio.

(3)

The tonnage factor is 2.7 tonnes per cubic metre.

(4)

Cut-off values are calculated at a price of US$5.50 per troy ounce for silver and US$350 per troy ounce for gold.

(5)

Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

(6)

Numbers may not add up due to rounding.

Mining Operations

Underground gold and silver mining operations are carried out at the Tayoltita, Santa Rita and San Antonio mines.  The operations employ cut-and-fill mining with LHD equipment and primary access is provided by adits and internal ramps.  The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold for production of doré.

Tayoltita Area

The Tayoltita area includes the oldest operating mine in the San Dimas area.  The main access is a 4.4 kilometres tunnel from a portal approximately 400 metres northeast of the Tayoltita mill.  About 570,000 cubic feet per minute of ventilation is supplied by a combination of natural flow from the access tunnel as well as fan driven through a system of raises.  Raises for ventilation and ore and waste passes are typically developed with boring machines.

The mining method employs mechanized cut-and-fill mining on vein mineralization using waste rock as backfill.  The veins vary from 1 to 3 metres in width and generally dip at 75º to 80º.

Production drilling is completed with jackleg drills or single boom jumbos depending on the vein thickness.  Ore is hauled from the stoping areas, using LHD equipment, then by rail haulage to surface through the main access tunnel.  The rail haulage has a trolley system using 8 tonne cars.  Primarily because of the efficient ore transport system, Tayoltita has the lowest overall operating costs and cut-off grade in the San Dimas area.

The development of the San Luis Tunnel to connect the San Antonio mining area to the Tayoltita mining area has allowed the development of the Santa Lucia and El Oro veins.  This mining area is characterized by veins that dip 75º, with variable widths, and is currently being developed as an important mining area for Tayoltita.  In 2002 a new surface route with no crossings of the Rio Piaxtla and bypassing the town of Tayoltita was completed to connect the Tayoltita mill and the San Luis tunnel.

Santa Rita Area

The Santa Rita area main access is by adit approximately three kilometres to the northeast of the Tayoltita mill site.  The mining method employs cut-and-fill mining on vein mineralization. The vein dip can vary from subvertical to as low as 35º.  In some of the flatter lying areas, the vein thickness allows for a room and pillar mining operation.  Ventilation is maintained by three exhaust fans providing 530,000 cubic feet per minute.

The ore haulage is by LHD equipment either to an internal shaft or directly to rail haulage on the main access tunnel where 2.5-tonne rail cars are used on a trolley line to surface.  The shaft employs a double drum hoist with 2.2-tonne skips.  Luismin plans to connect the rail haulage to the Tayoltita tunnel, which will considerably reduce ore transport costs.  Currently the ore is loaded at the portal for surface haulage along a narrow winding road to the Tayoltita mill.

San Antonio Area

The San Antonio area is located northwest of Tayoltita and is connected by 20 kilometres of winding dirt road over the mountains.  In 2001, the San Luis Tunnel was completed which provides for easier access between San Antonio and Tayoltita as well as integration of support services of the two locations.

Mining operations at San Antonio work veins that vary in thickness from one to six metres and employ mechanized cut-and-fill mining methods.  Ventilation is by a combination of natural and fan forced supplying 290,000 cubic feet per minute to the operations.  Ore haulage is by a combination of LHD equipment as well as rail and trucks which can dump directly into the San Antonio crusher.

The San Antonio site includes a mill and some limited accommodation for the workforce.  Luismin ended milling operations at San Antonio in November 2003 and since then all mine production has been sent to the Tayoltita mill using the San Luis Tunnel and a haulage route that includes a short tunnel on the north side of the Piaxtla River and a road to the exit of the San Luis tunnel.  This allows the haulage of the ore to the Tayoltita mill without going through the townsite.

Termination of the San Antonio milling operations was chosen as a new tailing area is required and efficiencies have been realized by a central milling facility for the San Dimas area.

Milling Operations

Milling operations are carried out at Tayoltita.  The Tayoltita mill processes ore from the Tayoltita, Santa Rita and San Antonio mining operations and has a production capacity of 1,600 tonnes per day.  The mill facility is a conventional operation that employs cyanidation and zinc precipitation for recovery of the gold and silver.

Tayoltita Mill

In 2003, the Tayoltita mill averaged 1,061 tonnes per day with recoveries of 93% silver and 97% gold.  Since December 2003, current crushing capacity is 1,500 tonnes per day and 1,600 tonnes per day in the Chemical Treatment area.

The Tayoltita mill employs fine crushing and single stage ball milling to achieve 80% passing 200 mesh.  Leaching is completed in a series of tanks providing 72 hours of leach residence time.  The pregnant solution is recovered in a CCD circuit with the gold and silver recovered from solution in a zinc precipitation circuit.  Tailings are pumped up gradient by a newly installed single stage pumping station to the tailings impoundment area in a box canyon east of the mill site.  Smelting uses an induction furnace to produce 1,000 ounce silver and gold doré bars.

The Tayoltita mill has undergone a series of plant expansions over its operating life which has resulted in three small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit.  The latest expansion at Tayoltita to replace the San Antonio mill capacity included additional leaching, thickening and clarification equipment together with a new single stage tailings pumping system and a new tailings pipeline.  The new tailings pipeline incorporates spill protection for the aerial crossing of the Rio Piaxtla.

San Antonio Mill

The San Antonio mill had a similar flowsheet to that of the Tayoltita mill, with the exception of the crushing circuit, where three stages of crushing were used instead of two to achieve a finer product size prior to grinding.  The gold and silver precipitate from the filter press was transported to Tayoltita for processing.  The mill layout was complicated by the steep walled canyon setting and equipment was located on both sides of the river.

In 2003, before its closure in November, the San Antonio mill had milled 40,000 tonnes of ore with recoveries of 97% silver and 99% gold.  The mill capacity was 400 tonnes per day.

Environmental Upgrades to Tailings Management

Luismin’s practice in the design and operation of tailings containment sites in the San Dimas district complies with the requirements of Mexico and with the permits issued for the dam.  Improvements are ongoing to bring all of the tailings dam designs and operations up to World Bank standards.  Wheaton is ensuring that future tailings sites will be designed to appropriate World Bank standards.

SRK Consulting (“SRK”) was engaged by Wheaton in January 2002 to complete an environmental due diligence of the Luismin operations.  This review included a cost estimate to remediate any existing environmental liabilities and construct additional tailings storage capacity to sustain the ongoing operations.  Since then, steps have been taken to diminish the existing environmental liabilities.

Luismin’s practice has been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycle to the milling operations.  The containment dams are typically constructed with cyclone underflow with the overflow draining to decant structures in the central portion of the dam.  The tailings containment sites have not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design, seepage monitoring or control, nor controls on public or wildlife access to cyanide solution ponds or pumping installations.

The deficiencies with the tailings management aspect of the operations are recognized by Luismin and capital investments are currently being made to upgrade the containment structures and upgrade operations to bring them more in line with accepted practice.  Luismin is also evaluating various technologies to reduce the environmental impact of the tailings operations.  Enforcement of regulatory requirements in Mexico is becoming more stringent and higher operating standards can be expected in the future.  The planned capital expenditures by Luismin should keep the operations compliant with the operating standards required in Mexico.  AMEC Earth & Environmental Limited (“AMEC”) is currently assisting in these operations.

Tayoltita Tailings

The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management aspect of the operations.  The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam has been moved up the valley to the east of the mill.  Previous operations, which relied on ten pumping stations to elevate the tailings to the containment site were modified by increasing the pumping capability and eliminating the pump stations.  Secondary containment of the tailings supply lines was also constructed.  The solution return line crosses the river and is presently suspended by cables, without provision for spill containment in case of line failure.  Plans are to relocate the line to the new bridge crossing in the near future which is designed to provide for spill containment in case of line failure.

The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill.  On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover are undertaken.  The abandoned dams in the area are subject to erosion and instability until remediation measures are taken.  On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field and a garden nursery.  Remediation of the remaining abandoned tailings dam sites on the property has been initiated.

Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality but is expected to be impacted with higher suspended solids in periods of heavy rainfall.

Under the current plan, the Tayoltita mill operation is being expanded to process all of the future ore that is to be mined in the district and will require an expansion of the tailings storage capacity.  AMEC assessed the stability of the Cupias tailings dam in 2003, and determined that operational controls, together with stabilization berm construction, could be provided to increase the stability of the dam.  Construction of the berm commenced in the second quarter of 2004.  AMEC also assessed options for increasing the capacity of the dam.  The preferred option involves the implementation of a tailings filtering process in the plant which would reduce the moisture content of the tailings thereby reducing the cyanide loading to the impoundment.  The tailings impoundment would be subsequently raised with the deposition of filtered tailings within the limits of the existing tailings impoundment.

San Antonio Tailings

The San Antonio tailings deposition site is located in a tight river bend in a steep walled river valley downstream of the mill operation.  The river has been diverted through three tunnels which have been excavated in the canyon wall on the inside of the river bend.  The tailings containment dam was established by stacking high density tailings from cyclone underflow and decanting the solution to a drainage channel for recycle to the mill.  The containment dams are covered with concrete walls on the upstream side and waste rock on the downstream side to minimize erosion.  The current height of the tailings is estimated at 70 metres above the floor of the canyon.

With the capacity of the dam nearly exhausted in November 2003, deposition of tailings in the dam was terminated and the San Antonio mill put into care and maintenance.

Prior to 1993, only two of the river diversion tunnels were in place. During Hurricane Lidia (September 1993), the two tunnels were plugged with sediment and trees and the river washed out the tailings deposit.  Due to concerns associated with stability of the dams, maintenance of the diversion tunnels, and the ability of the facility to withstand an extreme storm event or hurricane over the long term, Knight Piésold was retained to carry out a stability assessment of the dams and to develop conceptual closure design options for the tailings facility.  The results of stability analyses indicated that the tailings pile was marginally stable.  Based on the results of the analyses, Knight Piésold assessed two closure options: construction of a significant buttress to stabilize the tailings facility in place or removal of the tailings for disposal in a new facility or alternate location.  The results of the assessment indicated that the preferred alternative would be to buttress the facility.

Another option being investigated is the development of a hydroelectric dam to offset the construction costs associated with closure of the tailings facility.

San Martin

Property Description and Location

Compañía Minera Peña de Bernal S.A. de C.V., a wholly-owned subsidiary of Luismin, holds the mining concessions covering 12,992 hectares at the San Martin mine in the state of Querétaro.

The San Martin mine presently consists of two underground mines, San José and San Martin.  The San Martin deposit/mine is approximately 700 metres north-northeast of the San José deposit/mine.  Luismin commenced mining early in 1994 on the San José deposit with an open pit operation that was later abandoned and mining continued underground.

The San Martin mine site is located northwest of Mexico City, in the state of Querétaro.  The mine is near the towns of Tequisquiapan and Ezequiel Montes, and is immediately to the north of the town of San Martin with a population of approximately 2,000.  The major city of Querétaro, with a population of approximately 1 million is about 50 kilometres southwest of San Martin.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the San Martin mine from the City of Querétaro is approximately 40 kilometres southeast, on the Querétaro to Mexico main highway to the city of San Juan del Rio, then 35 kilometres northeast to the town of Ezequiel Montes, then approximately 3 to 5 kilometres from Ezequiel Montes to the town of San Martin.

The climate in the mine area is semi-arid, characterized by relatively low rates of precipitation.  Average annual rainfall is 479 millimetres with about 95% occurring during the summer months.  The average annual temperature is 12 degrees Celsius.

The San Martin mine is located along the west margin of a dacitic dome that rises to the north as a series of smooth prominent hills to an elevation of 2,100 metres, approximately 400 metres above the generally flat landscape that predominates to the south.  Much of the flat countryside is irrigated for the cultivation of grain crops.  Several maguey plantations for the production of Tequila are also present in the area.  The hillside is covered with small scrub bushes and grasses suitable typically for the raising of goats.

Most of the mine personnel are contract labour who live in the nearby villages and towns.  The City of Querétaro is a major urban centre.

The infrastructure at the San Martin mine is typical of a small mining operation with the site composed of mine offices, repair shops, laboratory, warehouse and eating facilities for mine personnel.

Water is supplied to the mine site by a 4 inch pipe with a 120 horsepower electric pump connected to a municipal well at the Hacinda Ajuchitlan some 6 kilometres from the mine.  An additional source of water comes from the underground operations which accounts for 55% of the total consumption.  Electrical power is supplied by the Federal Power Commission.  The mine has two emergency generators, 500 kilowatts and 200 kilowatts, to supply power to the mill during a power failure.

History

The deposit was discovered in the eighteenth century and high grade mineralization reportedly was exploited for approximately 40 years, however no production records exist.  The first records show the Ajuchitlan Mining and Milling Company produced an estimated 250,000 tonnes at a grade of 15 grams of gold per metric tonne and 100 grams of silver per metric tonne during 1900 to 1924.

In 1982, Mexico declared a 6,300 hectares National Reserve over the area.  In 1986 Luismin reached an agreement to work in the National Reserve and initiated an exploration program in 1988.

Mining began in 1993 at 300 tonnes per day, and in early 1994, production began from open pit operations on the San José deposit.  Production has increased, on a yearly basis, since 1993.  Current production is 820 tonnes per day.

Geological Setting

The mineralization at the San Martin mine occurs in tabular breccia zone striking northeast and dipping 70º to 90º east.  It occurs within Upper Cretaceous black limestones and calcareous shales of the Soyatal Mexcala Formation and varies in width from 1 to 10 metres but averages about 3 metres.  The breccia zone appears in a structural window on the western side of a Tertiary Rhyolite Dome and has been explored along strike for more than 1,800 metres.  The zone appears to be spatially associated with rhyolite dykes and six separate ore bodies have been discovered along the zone.  These ore bodies are believed to be all related to one mineralization event that post mineral faulting broke it into six separate bodies.  The faulting has resulted in vertical offsets up to 100 metres and horizontal offsets to 500 metres.

The breccia zone appears to have developed perpendicular to the direction of greatest stress and parallel to the direction of compression.  Locally the mineralization in the upper part of the vertical zone gradually arches to the west to form a horizontal, tabular zone.

Exploration

Exploration at the San Martin mine is concentrated along the strike length of the breccia zone.  The exploration is carried out using a similar approach to the other Luismin properties.  In-house diamond drilling initially tests selected targets, which is followed by underground development that outlines mineral reserves.  Target selection is assisted by geophysical surveying that has included magnetics, induced polarization and resistivity.  The resistivity surveys have been particularly successful in outlining the quartz breccia and several promising resistivity anomalies to the northeast remain to be tested.

Exploration is also carried out some 50 kilometres west of San Martin at the San Pedrito project and has been concentrated on the Paulina vein.  A decline is presently being driven to the inferred mineral resource to confirm the mineral resource estimate and to outline a mineral reserve.  Luismin plans to truck the mineral ore to the San Martin mill for processing.

Deposit Type and Mineralization

The deposit is an epithermal precious metal (silver-gold) type related to Tertiary rhyolitic intrusives.

Mineralization occurs as electrum and silver selenide minerals associated principally with quartz and lesser calcite.  Evidence of multiple intrusions of quartz with banding and drusy crystal masses observed in the brecciated zone are indicative of open space deposition.

Drilling

Drilling at San Martin is done by mine staff (drilling crews) with the exploration/development drilling carried out continuously by two diamond drilling rigs owned by Luismin.  Additional drilling support is brought in on a contract basis as needed.

Mineral Reserves and Mineral Resources

Mineral Reserves and Mineral Resources are estimated using the CIM Standards.  See “Glossary” in this Filing Statement for CIM Standard definitions.

The following table sets forth the estimated Mineral Reserves for the San Martin mine as at December 31, 2003:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)

		Grade		Contained Metal
Category	Tonnes	Silver	Gold	Silver	Gold
		(grams per tonne)	(grams per tonne)	(ounces)	(ounces)

Proven	520,000	60	3.83	1,000,000	64,000
Probable	330,000	59	4.66	630,000	50,000
Total	850,000	60	4.15	1,640,000	114,000

_________________________

(1)

The Mineral Reserves for the San Martin mine set out in the table above have been estimated by Luismin and audited by Randy V.J. Smallwood, P.Eng., at Wheaton who is a qualified person under NI 43-101.  The above Mineral Reserves do not include San Pedrito which is discussed below.

(2)

Cut-off grades based on total operating cost were US$26.37 per tonne.

(3)

The tonnage factor is 2.7 tonnes per cubic metre.

(4)

Cut-off values are calculated at a price of US$5.50 per troy ounce for silver and US$350 per troy ounce for gold.

(5)

Numbers may not add up due to rounding.

The following table sets forth the estimated Inferred Mineral Resources for the San Martin mine as at December 31, 2003:

Inferred Mineral Resources (1)(2)(3)(4)(5)

(excluding Proven and Probable Mineral Reserves)

	Grade
Tonnes	Silver (grams per tonne)	Gold (grams per tonne)

1,200,000	60	4.27

__________________________

(1)

The Inferred Mineral Resources for the San Martin mine set out in the table above have been estimated by Luismin and audited by Randy V.J. Smallwood, P.Eng., at Wheaton who is a qualified person under NI 43-101.  The above Mineral Resources do not include San Pedrito which is discussed below.

(2)

Cut-off grades based on total operating cost were US$26.37 per tonne.

(3)

The tonnage factor is 2.7 tonnes per cubic metre.

(4)

Cut-off values are calculated at a price of US$5.50 per troy ounce for silver and US$350 per troy ounce for gold.

(5)

Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

Mining Operations

The San Martin operation consists of underground mining and milling facilities with a rated capacity of 820 tonnes per day.  Unlike the other four operations of Luismin, the San Martin mine is primarily a gold mine with some silver production.  In 2003, the mill processed 276,481 tonnes at a grade of 4.28 grams of gold per tonne and 82 grams of silver per tonne, at an operating cost of US$28 per tonne.

The main mine access is by tunnels with portals located less than 300 metres from the mill site.  Ventilation is provided by natural means as well as by surface mounted fans.  The mine employs mechanized cut-and-fill using waste rock from development to backfill stoping areas.

The San Martin mineralization at higher elevations is a manto type with thicknesses up to 6 metres.  Mineralization at depth narrows to veins with dips of 80º to 85º.  As with the San Dimas mines, the ground conditions are good and minimal ground support is used in the mine.  The San Martin mine is operated by a contractor under contract unit rates for ore delivered to the mill as well as unit rates for mine development work.

Milling Operations

The San Martin mill is a conventional cyanidation mill with a rated capacity of 820 tonnes per day.  The mill flowsheet employs fine crushing and ball milling followed by cyanide leaching.  A mill expansion is in progress to increase the mill capacity to 1,200 tonnes per day.  The flotation concentrate from the La Guitarra operation as well as some concentrates from other non-Luismin operations is also leached in the San Martin mill.  Gold and silver are recovered with zinc precipitation and refined to doré.  In 2003, the San Martin mill operated at an average rate of 917 tonnes per day and achieved recoveries of 64% silver and 96% gold.  Total production was 36,000 ounces of gold and 465,000 ounces of silver.

Environmental Upgrades to Tailings Management

The tailings at the San Martin operation are deposited in two active impoundment cells covering an area of approximately 10 hectares.  The cells are located in valley fill style construction with the containment structures built with the coarser higher density underflow from a cyclone operating at the tailings line discharge.  The highest area of the cell containment is currently 27 metres.

The San Martin structures did not have the benefit of detailed geotechnical or hydrological investigations prior to their construction.  The due diligence conducted by SRK in 2002 identified stability concerns associated with the tailings dams.  Other concerns included the limited storage capacity for storm water at the surface of the impoundments, and deposition practices that lead to poor consolidation of the tailings within the impoundment.  In the recent operating history at San Martin, a waste rock buttress was added to the highest cell wall that had showed signs of slope failure.

AMEC was selected among a group of consultants interviewed and an evaluation plan was laid out in 2002 for investigation into the tailings dam stability and for the development of options for dealing with the impoundment.  AMEC conducted a site investigation program in November 2002 in order to characterize the strength of the tailings and assess the stability of the tailings dam.  The site investigation and stability analysis indicated that there were stability concerns with the existing impoundment.

Monitoring and water balances of the San Martin tailings operation indicate that seepage is occurring from the tailings area and that cyanide is evident in groundwater wells down gradient from the tailings cells.  The adjacent lands have been purchased and dewatering wells have been established to pump contaminated groundwater back to the mill circuit.  A trench to bedrock has also been excavated downstream of the tailing area to monitor seepage from the active tailings area and to supplement the wells for the collection of groundwater.  A French-drain system has been installed in the trench to intercept and collect the groundwater and the trench is being backfilled for safety concerns.  Based on an analysis of the sample data, a review of the tailings permeability and the quantity of solution being pumped back, AMEC concluded that the existing interception and collection system is intercepting most of the theoretical maximum seepage from the impoundment.  Wheaton has not obtained any indemnities from the vendors of Luismin against potential environmental liabilities that may arise from seepage occurring from the tailings area at the San Martin operation.

AMEC assessed a number of options for both stabilizing the impoundment and providing on going storage capacity for tailings.  The result of the assessment concluded that filtering and dry stacking of the tailings within the existing tailings impoundment would be the preferred option for the expansion of the San Martin tailings facility.  AMEC designed an earthen buttress to increase the stability of the dams; construction of the buttress commenced in January 2004.

Los Filos Project

Property Description and Location

The Los Filos Project is located in the Nukay mining district of central Guerrero State, approximately 230 kilometres south of Mexico City.  This district hosts the Nukay mines.  The Los Filos property lies within the southern part of the Morelos National Mineral Reserve (Morelos Sur) which covers a total area of 47,600 hectares and is controlled by the Consejo Recursos Minerales, an agency of the government of Mexico.  The Los Filos Project lies within the Nuteck concessions, which consist of five concessions totalling approximately 450 hectares.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Los Filos Project is located in the Sierra Madre del Sur physiographic province of southern Mexico.  The property is accessible from Highway 95, a major, paved route between Mexico City and Acapulco.  At the village of Mezcala on Highway 95, a 12-kilometre dirt road leads southwest to Los Filos.  Driving time from Mexico City is approximately three hours.

The Nukay district is served by hydroelectric power from the Caracol dam on the Balsas river.  There is a network of local roads.  The principal centre of population is Mezcala.  International airports are located at Mexico City and Acapulco and there are a number of regional airports, principally serving the southern Pacific coast.  Potable water is available from local springs and wells.

The state capital of Guerrero is Chilpacingo de los Bravos, approximately 40 kilometres south of Nukay. Guerrero is mountainous except for the southeastern coastal strip.  The Río de las Balsas is the principal river in the state, and is crossed by Highway 95 close to Mezcala.  The mountain regions are relatively dry and temperate.  Average high temperatures range between 21 degrees Centigrade in December and January and 27 degrees Celsius in April and May.  Average low temperatures vary between 7 degrees Celsius in December through February and 13 degrees Celsius in June.  The wettest months are June through September, with average precipitation of 140 to 160 millimetres.  Precipitation in the winter months is around 10 millimetres.

Mezcala lies at an altitude of 500 metres.  The topography is rugged and the relief reaches 2,000 metres to the west of Mezcala.  Valley slopes are steep and covered with hardwood forest while the valley bottoms are generally farmed.

Geological Setting

The Los Filos Project is located in the Morelos-Guerrero Basin in southern Mexico.  The roughly circular basin is occupied by a thick sequence of Mesozoic platform carbonate sediments comprising the Morelos, Cuautla and Mezcala Formations, and has been intruded by a number of granitoid bodies.

Gold, silver and base metal mineralization is spatially and temporally related to the emplacement of early Tertiary porphyritic diorites, tonalites and granodiorites into the upper Cretaceous carbonate sequence.

Regional Geology

The carbonate sequence of the Morelos-Guerrero Basin is underlain by Precambrian and Paleozoic basement rocks.  The majority of the metallic mineralization (gold and massive sulphide) is hosted by the Morelos Formation which is a Cretaceous-age medium-bedded to massive fossiliferous limestone up to 900 metres thick.  The Cuautla and Mezcala Formations are made up of shales and thin-bedded limestones.  The Cretaceous rocks and granitoid intrusions are unconformably overlain by a sequence of intermediate volcanic rocks and alluvial sediments (red sandstones and conglomerates) of similar age.

Gold, silver and base metal mineralization in the Nukay area is spatially and temporally related to the emplacement of early Tertiary porphyritic diorites, tonalites and granodiorites into the carbonate sequence of the upper Cretaceous Morelos Formation.  Mineralization is either hosted by, or spatially associated with, marble formed during contact metamorphism of the carbonates.  Massive magnetite, hematite, goethite and jasperoidal silica, with minor associated pyrite, pyrrhotite, chalcopyrite and native gold typically occur in the veins and metasomatic replacement bodies that developed at the contacts between the platform carbonates and intrusives.

The Nukay area lies along the crest of an antiform or uplifted ridge, 6 to 8 kilometres wide and trending north-northeast.  The age and genesis of the anticlinal feature has not been established but is believed to be related to compressional forces during the late Cretaceous Laramide orogenic event.

Regional mineralization styles comprise the skarn-hosted and epithermal precious metal deposits and volcanogenic massive sulphides.  In Guerrero, these occur as two adjacent arcuate belts, with the gold belt lying to the east and on the concave margin of the massive sulphide belt.  Both are approximately 30 kilometres wide and over 100 kilometres long, from northwest to southeast, between Mochitlán and Telolapan.  Skarn hosted and epithermal precious metal deposits include Todos Santos, Nukay, Bermejal and Mochitlán.  Volcanogenic massive sulphide deposits (gold-silver-lead-zinc-copper) include Campo Seco, Farallon and Rey de Plata.

Local Geology

In the Los Filos area, mineralization is associated with two diorite to granodiorite stocks that were emplaced in carbonate rocks of the upper Cretaceous Morelos Formation.  The stocks, known as East and West, are early Tertiary in age and resulted in high temperature calc-silicate and oxide metasomatic alteration (skarn) assemblages that were followed by distinct meso- to epithermal alteration.  The Los Filos deposit formed along the north, east and southern margins of the East stock that geologic evidence and argon dating have indicated is slightly older than the West stock.

The differing morphology of the East and West Nukay stocks is believed to reflect different structural controls during emplacement.  The exposure of the West stock is roughly circular and about 1.3 kilometres in diameter.  The East stock is elongate in a north-south direction.  It is about 1.4 kilometres long and 0.5 to 0.7 kilometres wide in the south but in the north, a western lobe extends for 1 kilometre in a west-southwest to east-northeast direction.

Marble beds consistently dip away from the margins of the East stock, indicating that the diorite was emplaced during active doming of the Morelos Formation.  In contrast, the West stock generally has steep-sided, simple contacts and does not show any sill-like extensions, suggesting that it was passively emplaced during a period of tectonic quiescence.

The East stock comprises three distinct intrusive phases: early quenched diorite; granodiorite; and late beta-quartz granodiorite, i.e., granodiorite with 7% or more beta-quartz phenocrysts.

Quenched diorite forms an annular sill along the east half of the stock that dips radially away from the contacts.  Along radial cross-sections, the sill exhibits a crude sygmoidal morphology that indicates emplacement along sub-horizontal extensional shear couples which developed during stock emplacement and doming of wall rock carbonates.  The diorite cooled extremely rapidly as shown by spherulitic devitrification and cherty groundmass textures.  The lack of exoskarn development along sill contacts also indicates rapid cooling.  In contrast, endoskarn alteration developed strongly throughout the sill, resulting in hard, brittle rock which readily fractured and brecciated during subsequent structural movement.  No significant gold mineralization was introduced during the emplacement and endoskarn alteration of the diorite.

The main East stock was intruded and crystallized as granodiorite, subsequent to emplacement of the sill.  Within and peripheral to the principal stock contacts, strong subhorizontal shearing during crystallization allowed the formation of similarly subhorizontal sill-like bodies of beta-quartz (i.e., quartz enriched) granodiorite.  The leading edges of the beta-quartz sills appear to have aggressively assimilated carbonate wall rocks.  The dominant alteration associated with beta-quartz granodiorite is magmatic hydrothermal quartz and/or orthoclase veining.  The intensity and spatial distribution suggest that these rocks were the primary source of gold mineralizing hydrothermal fluids.

The diorite phase which hosts the Los Filos deposit in the East stock is absent in the West stock.  Granodiorite and beta-quartz granodiorite phases are both present in the West stock.  Faulting in the West stock includes local contact-related and low-angle fractures and some high-angle faults, but very little of the pervasive low-angle structures that host the distinctive alteration of the East stock.  Thus, the West stock appears to be dominated by simple, steep sided contacts with structural control inferred to be from a few high angle, west-northwest and north-northeast trending zones.

The West stock is believed to have intruded rocks already affected by intrusion of the East stock.  As a result, the already warmed host rocks allowed a greater degree of contact skarn alteration and prolonged fluid interaction due to slower cooling.

Extensive karst formation has resulted in numerous caverns and sinkholes.  Typically, a mantle of caliche up to 10 metres thick has developed on the carbonate rocks at surface.

The majority of mineralization at Los Filos is hosted within the highly fractured to brecciated diorite sill.  The beta-quartz granodiorites are believed to be the source of this mineralization.

Alteration associated with mineralization is extremely varied and ranges from high temperature metasomatic to lower temperature epithermal alteration.  The most characteristic and prevalent alteration types, however, are hosted by both beta-quartz granodiorite and diorite sill rocks as follows: orthoclase mantling, flooding and veining; quartz flooding and veining; calcite veining; sericite, illite, smectite, kaolinite alteration; sulphide mineralization, i.e., pyrite, chalcopyrite, arsenopyrite, bismuth minerals, tetradymite; and hypogene iron oxides, i.e., hematite-specularite, goethite.

There is a distinct mineralogic zonation across the Los Filos deposit: quartz veining is relatively dominant within or adjacent to beta-quartz granodiorites, i.e., the “proximal” part of the mineralized system; a transition zone in which quartz veining decreases sharply, while sulphide and calcite-quartz veining increases; calcite veining is dominant towards the far edges of the diorite sill, i.e., the “distal” part of the system.

Gold grades peak in the transition zone and coincide with the dominance of pure sulphide veins.

Exploration

Fully documented exploration on the Los Filos gold deposits dates from the early-1990s.

An initial due diligence program was undertaken by Teck in 1993 in order to confirm the resource potential of the Nukay deposit.  The Nukay pit was mapped, outlying prospects examined and 1,970 metres of reverse circulation (“RC”) rotary drilling was completed in 19 holes.

In 1994, initial drilling activities focused on the Nukay skarn deposit and Teck completed district-wide geologic mapping and sampling, lithogeochemical and magnetometer surveys, detailed prospect evaluations and a total of 14,511 metres of RC rotary drilling in 84 holes on the Nukay deposit, the Subida prospect and the Aguita prospect and on various other targets on the property.

Drilling of a magnetic anomaly on Mag Ridge to test for a Nukay-style iron-skarn body encountered significant thickness of mineralization in oxidized, altered intrusive rock below the marble contact.  Two drill holes resulted in the recognition of a new style of mineralization with the potential for large tonnage, bulk-mineable deposits.

A 1995 program consisted of district-wide geologic mapping, grid lithogeochemical sampling, a time-domain electromagnetic (TEM) survey, road-cut mapping and sampling and the drilling of 19,128 metres in 90 holes.  Exploration holes were drilled on several promising targets, including the Crestón Rojo, Pedregal and Los Filos prospects and were followed by wide-spaced drilling around the successful prospect holes.  Delineation drilling continued on the Pedregal zone which became part of the Los Filos deposit.

During 1996, work was focused on the exploration and delineation of the Los Filos and Pedregal prospects that were found to be two portions of one continuous deposit.  A total of 156 RC rotary and 44 core holes was completed on a grid 1,200 metres long and 350 metres wide.  Extensive mapping, sampling, density measurements and metallurgical testing were also completed on the Los Filos deposit.

In 1997, delineation drilling continued on the Los Filos deposit, for a total of 29,219 metres in 133 RC rotary holes.  This drilling extended the area of known mineralization to the northwest and southwest.  The 35-metre drilling grid covered an area of 1,400 metres by 400 metres.  In 1997, metallurgical bottle-roll tests and column tests on low- and medium-grade core samples were carried out.  Klohn-Crippen was retained to complete a preliminary geotechnical assessment of the project.

The exploration phase of work on the Los Filos deposit was essentially completed in March 1998.

In 1997, a scoping level study was completed on Los Filos by Teck, based on data available at the end of 1996.  In 1998, Teck completed a pre-feasibility level assessment using all of the drilling data for Los Filos available at the end of 1997.

During 1999, Minera Nuteck continued metallurgical testwork, environmental studies and a sediment control study and completed aerial photography over the Los Filos site in order to facilitate planning for site access and the potential location of a heap leach pad.  In 2000, further work in preparation for a feasibility study on Los Filos was undertaken, including geological modelling, a 37-hole, 7,105-metre confirmatory drilling program, a study on the structural geology, further metallurgical testwork, environmental permitting studies and a review of capital cost estimates.

Deposit Geology and Mineralization

Gold and silver mineralization at Los Filos is associated with skarn formation along the contact zones between the carbonate sediments of the Morelos Formation and the diorites and granodiorites of the East and West stocks.  Mineralization is either hosted by, or is spatially associated with, marble formed during contact metamorphism of the carbonates.

Gold mineralization at Los Filos is associated with the late-stage, hematite-associated alteration in veins and breccias, ie. narrow (typically less than 4 centimetres) quartz-hematite-gold (+calcite) veins and which typically return very high gold grades when selectively sampled; and hematite-altered cataclastic breccia (ie. mill breccia) which consists primarily of clay and finely-ground/comminuted wallrock, with entrained clasts of wallrock, quartz-hematite-gold veins and massive hematite (around exo-skarn occurrences), and are consistently mineralized.

Until 2001, the description of the Los Filos property geology was influenced by the alteration terminology used and this resulted in potential problems in identifying and describing lithologies.  In 2001, a thorough geological reinterpretation, based on extensive field work, was completed.  Drill holes were relogged based on lithologic terms with the degree of alteration used as descriptive terminology.

Drilling

An aggregate of 553 drill holes and 119,554 metres have been drilled on the Los Filos deposit.  The majority of drilling, 109,190 metres was RC rotary drilling while the remaining 10,364 metres was cored.  The Los Filos drill holes were completed on spacing of approximately 35 metres.

Mineral Reserves and Mineral Resources

Mineral Reserves and Mineral Resources are estimated using the CIM Standards.  See “Glossary” in this Filing Statement for CIM Standard definitions.

There are currently no Mineral Reserves to report for the Los Filos deposit.

The following table sets forth the estimated Measured, Indicated and Inferred Mineral Resources for the Los Filos deposit as at December 31, 2003:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)

(excluding Proven and Probable Mineral Reserves)

Category	Tonnes (million)	Gold (grams per tonne)	Contained Gold (ounces) (000s)

Measured	8.25	1.64	420
Indicated	30.48	1.37	1,310
Measured + Indicated	38.73	1.43	1,730
Inferred	11.57	1.40	500

_____________________________

(1)

The Mineral Resources for the Los Filos deposit set out in the table above have been estimated by Marek Nowak, P.Eng., of Nowak Consultants Inc. and reviewed by G.H. Giroux, P.Eng. of Giroux Consultants Ltd. Each of Marek Nowak and G.H. Giroux are qualified persons under NI 43-101.

(2)

Cut-off grade was 0.5 grams of gold per tonne.

(3)

Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

Mineral Processing and Metallurgical Testing

Generally, the metallurgical testwork which has been performed at the “scoping study” level of detail suggests that heap leaching of material from the Los Filos deposit is likely to provide recoveries of the order of 70% of the contained gold, while cyanidation of ore that which has been ground to fine size could increase average recovery to 90%.  The testwork to date has also indicated that the majority of the gold occurs as native gold and electrum and is, therefore, free-milling and not refractory.  Further testwork on fully representative samples is required in order to verify these preliminary conclusions.  A metallurgical testing program was initiated in 2004 consisting of 19 metallurgical diamond drill holes and a comprehensive metallurgical testing program consisting of bottle roll and column tests is presently being conducted at McClelland Laboratory in Sparks, Nevada.  Following this testwork, optimization studies will be conducted in order to identify the most economically favourable flowsheet.

Environmental Considerations

Environmental assessment and permitting documents will be prepared in accordance with Mexican and international environmental requirements.  Luismin has contracted an international consulting firm that specializes in mining environmental management to produce the studies and permitting documents.

Exploration Properties

In addition to its operating mines, Luismin owns or has an interest in 23 exploration properties throughout Mexico.  The properties range from the more advanced exploration stage to preliminary grassroots stage.

Five of the properties are considered more advanced, twelve of the properties are in an intermediate stage, and the remainder are at a grassroots exploration level.

Of the 23 exploration properties, only one, San Pedrito, is currently being explored and developed by Luismin.  There are six properties which are subject to joint venture agreements.

San Pedrito Project

The San Pedrito project is located 2 kilometres north of Querétaro City and 45 kilometres west of the San Martin mine.  The San Pedrito project consists of numerous epithermal quartz-calcite veins containing high-sulphidation gold-silver mineralization hosted in andesite.

The San Martin mill suffers from low silver recoveries (around 60%) and preliminary test work has indicated that blending San Pedrito material with higher silver to gold ratios with San Martin ore may improve silver recoveries up to 75%.

With the objective of supplying some higher silver to gold ratio ore to the San Martin mill in late 2001, Luismin began development of a decline.

Exploration has continued during the past two years, not only in the Paulina vein, which is the most explored so far, but also on Los Cuates and other small veins parallel to Paulina.  During the period covering from 2003 to the present around 5,000 metres of diamond drill holes have been drilled throughout the whole area, along with some development in two declines: Paulina and Los Cuates.

Mineral Reserves and Mineral Resources are estimated using the CIM Standards.  See “Glossary” in this Filing Statement for CIM Standard definitions.

Development to date has resulted in the following Mineral Reserves being defined, as of December 31, 2003:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

		y		Contained Metal
Category	Tonnes	Silver	Gold	Silver	Gold
		(grams per tonne)	(grams per tonne)	(ounces)	(ounces)

Proven	10,000	217	0.44	90,000	200
Probable	170,000	240	0.80	1,300,000	4,300

Total	180,000	239	0.78	1,390,000	4,500

_________________________

(1)

The Mineral Reserves for the San Pedrito project set out in the table above have been estimated by Luismin and audited by Randy V.J. Smallwood, P. Eng., at Wheaton who is a qualified person under NI 43-101.

(2)

Cut-off grades based on total operating cost were US$30.50 per tonne.

(3)

All Mineral Reserves are diluted.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Cut-off values are calculated at a price of US$5.50 per troy ounce for silver and US$350 per troy ounce for gold.

(6)

Numbers may not add up due to rounding.

The following table sets forth the estimated Inferred Mineral Resources for the San Pedrito project as at December 31, 2003:

Inferred Mineral Resources (1)(2)(3)(4)(5)(6)

(excluding Proven and Probable Mineral Reserves)

	Grade
Tonnes	Silver (grams per tonne)	Gold (grams per tonne)

900,000	218	0.6

__________________________

(1)

The Inferred Mineral Resources for the San Pedrito project set out in the table above have been estimated by Luismin and audited by Randy V.J. Smallwood, P.Eng., at Wheaton who is a qualified person under NI 43-101.

(2)

Cut-off grades based on total operating cost were US$30.50 per tonne.

(3)

All Mineral Resources are diluted.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Cut-off values are calculated at a price of US$5.50 per troy ounce for silver and US$350 per troy ounce for gold.

(6)

Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

Exploration and development will continue through 2004 with ore hauled over paved public highways approximately 65 road kilometers east to the San Martin mill.

Markets and Contracts

The gold and silver doré in the form of bullion produced from the mines is shipped to the Johnson Matthey refinery in Salt Lake City, Utah.  The terms of the refinery contract provide for return of 99.8% of the gold and silver content with treatment charges of US$0.14 per troy ounce of doré and refining charges of US$1.00 per troy ounce of gold.  Payment is due 20 days following receipt of the bullion at the refinery.

The Luismin doré is a clean product with few impurities.  In addition to the current refinery used by Luismin, there are numerous other refineries around the world which could be used to process the doré.

Capital Costs

Capital costs for the Luismin operations have been developed for a ten year operating life that includes mining and processing the Inferred Mineral Resources.

In addition to the capital costs to sustain the existing operations, there are a series of capital expenditures required to achieve planned increases in production as well as to address environmental deficiencies that have been identified.  The capital expenditures planned for the next five years are required for environmental work at all existing operations and expansions of production capacity at Tayoltita and San Martin.  Expenditures are also planned to bring the San Pedrito deposit into production to supply ore to the San Martin mill.

Capital Expenditures for Environmental Mitigation and Expansion

The environmental capital expenditures planned for 2003 to 2006 were primarily for remediation work on existing tailings operations at the four mine sites that was identified by an environmental due diligence review completed by SRK for Wheaton in February 2002.  Subsequently, AMEC and Knight Piésold were engaged to do the pertinent studies for the remediation of the tailing dams.  The studies were completed and the estimated cost (US$11 million) was in line with the original preliminary estimates.

The remediation work has commenced at San Martin and is 50% complete.  Remediation work at San Dimas started in the second quarter of 2004.

Capital Expenditures for Expansion of Production

The capital requirements to meet the planned changes and expansions to the operations have been estimated by Luismin.  The capital is required to replace the San Antonio milling operations by expanding the existing Tayoltita mill.  The Tayoltita mill capacity is planned to increase in 2005 to a total installed capacity of 2,100 tonnes per day from a current capacity of 1,600 tonnes per day.  The work plan for 2003 was successfully completed and the rest of the work is progressing on time and within budget, as well as drilling and drifting for the conversion of mineral resources into mineral reserves.

An increase in mining and milling capacity at San Martin was also planned to bring the plant to 1,200 tonnes per day, including the corresponding mine development and infrastructure.  The additional tonnage for the San Martin mill will be supplied from the San Pedrito mine currently in development and will require the ore to be trucked 65 kilometres.  The increase in production is planned to start in 2004.  Capital expenditures of US$7.6 million are budgeted for San Martin over the next five years to expand the capacity from 800 tonnes per day to 1,200 tonnes per day and bring the San Pedrito satellite mine into production.

During 2003, capital expenditures were US$2.7 million in San Dimas and US$2.3 million in San Martin for the expansion in the plants.  Also an additional US$4.7 million was spent for drilling, drifting and infrastructure in transformation of mineral resources into mineral reserves.

Production Estimates

The current Luismin mine plan includes Inferred Mineral Resources and an expansion plan to reduce operating costs and increase production.  This production forecast extends over a period of ten years and more accurately reflects the return that can be expected for the capital expenditure currently planned.  The ten year production schedule requires the inclusion of Inferred Mineral Resources in the latter part of the period. If future operations were to be limited only to the current Proven and Probable Mineral Reserve base, the current capital expenditure plan would be considerably reduced.  There is no assurance that the Inferred Mineral Resources will be converted into Mineral Reserves.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.  Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.  The ten year production schedule is a preliminary assessment which is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as Mineral Reserves.  There is no certainty that the preliminary assessment will be realized.

The inclusion of Inferred Mineral Resources in the current Luismin production schedule is supported by the following:

•

Production has been sustained from the San Dimas deposits for more than 100 years;

•

Luismin has been successfully conducting the mine operations at San Dimas for 25 years;

•

Capital investment of approximately US$25 million is currently planned by Luismin for a 30% production increase over the next 5 years (2004 to 2008);

•

Luismin has successfully demonstrated that there is a high probability that Inferred Mineral Resources will be converted into Mineral Reserves;

•

In the main production area at San Dimas, Luismin has been able to achieve a conversion of 91% of the Inferred Mineral Resources into Mineral Reserves;

•

In the secondary production area at San Martin, Luismin has been able to achieve a conversion of more than 100% of the Inferred Mineral Resources into Mineral Reserves;

•

Luismin operating practice has been to convert Mineral Resources into Mineral Reserves after drifting in the mineralization and completion of sampling and mining of the headings; and

•

Due to the combination of ever expanding production requirements, limited access to capital, the well understood geology and economic zone of the mineralization, and the historical success of the operations, Luismin has not supported their mine development and Mineral Reserve definition with a high level of diamond drilling prior to mining.  This has resulted in a disproportionate level of Mineral Reserve definition prior to mining.

The Luismin mines are currently on a significant capital investment program that will consolidate production, upgrade tailings management at all mines and achieve a lower cost structure in the future operations.

Production Cost

Management of Luismin estimates that the current total cost per ounce of silver mined from the Luismin mining operations is US$3.90.

Stated Business Objectives

Upon completion of the Silver Transaction, the Issuer will realize 100% of its cash flow from silver production and will be well positioned for growth with strong cash flow.  The Issuer intends to use the funds available to it for potential acquisitions and for general corporate purposes.

For information concerning Luismin and Luismin's silver properties, please refer to the renewal annual information form of Wheaton dated May 12, 2004 for the fiscal year ended December 31, 2003 and Wheaton’s Management’s Discussion and Analysis of Results of Operations and Financial Condition for the six months ended June 30, 2004 as filed at www.SEDAR.com.

Summary and Analysis of Financial Operations of the Issuer

Information for the Past Three Financial Years

Financial Period	Total Expenses
Year ended August 31, 2001	$610,417
Year ended August 31, 2002	$569,215
Year ended August 31, 2003	$594,365
Nine months ended May 31, 2004	$53,584

Management Discussion and Analysis for the Nine Month Period Ended May 31, 2004

The Issuer historically has been in the business of locksmithing and retailing commercial and residential safes through its wholly-owned subsidiary Dial Locksmith Ltd. (“Dial”).  On February 25, 2004, at the annual and special meeting of its shareholders, the Issuer approved the sale of Dial for the sum of $325,000 to insiders of the Issuer.  Upon receiving approval of the sale, the existing board of directors did not stand for re-election and a new board of directors was elected.  The new management is seeking opportunities in the resource sector.  On April 1, 2004, in accordance with revised policies of the Exchange, the Issuer was transferred to the NEX board from Tier 2 and its trading symbol was changed to CPC.H.  On July 14, 2004, the Issuer entered into the Silver Transaction described below.

The preparation of financial data is in accordance with Canadian generally accepted accounting principles and all figures in this management discussion are reported in Canadian dollars unless otherwise indicated.

Results from Operations

In February 2004, the Issuer sold its wholly-owned subsidiary to insiders of the Issuer, therefore, analysis and comparison of the respective nine month periods on a total net income basis does not enhance understanding of the financial condition of the Issuer.  Examining results from continuing operations, it is apparent that the loss widened by 140% for the nine month period ended May 31, 2004 compared to the same period ended 2003.  The source of this increase were increases in compensation expense of $10,014, consulting and professional fees of $9,154 and transfer agent and filing fees of $3,798.  The increase in compensation expense relates to the issuance of 350,000 options to directors of the Issuer and is a non cash expense.  The remaining increases are the result of the legal and professional costs related to the sale of the subsidiary as well as costs associated with the change of management.

For the nine month period ended May 31,	2004	2003
Total Assets	$427,511	$808,515
Net loss from continuing operations	(51,115)	(21,201)
Basic & diluted loss per share before discontinued operations	(0.006)	(0.002)
Net Income (loss)	(178,420)	43,561
Basic & diluted earnings (loss) per share	(0.021)	0.005

An understanding of the trends and causes of variation in earnings would not be gleanable through an examination of the previous eight quarters as the nature of operations of the Issuer has changed due to the sale of its operating subsidiary.  Future earnings will be dependant upon the Issuer’s ability to complete equity financings and the successful acquisition of an interest in assets or a business.

Liquidity and Capital Resources of the Issuer

As at May 31, 2004, the Issuer has a working capital position of $421,833, which is sufficient to cover ongoing obligations as they become due in the coming year.  Subsequent to May 31, 2004, 100,000 options were exercised for proceeds of $15,000.

The net proceeds from the private placement will be used to fund the cash portion of the purchase price of the Silver Transaction and to search for acquisitions and for working capital.

Additional information relating to the Issuer is available on SEDAR at www.sedar.com.

Summary and Analysis of Financial Operations of Luismin

The following is a summary of Luismin’s operational results for the three months ended June 30, 2004 (all dollar figures in this summary and analysis are reported in US dollars unless otherwise stated):

Ore mined (tonnes)………………………………………….	176,500
Ore milled (tonnes) …………………………………………	192,600
Grade - Gold (grams/tonne) ……………	5.61
- Silver (grams/tonne) …………	302.17
Recovery - Gold (%)………………………	95
- Silver (%)………………………	89
Production - Gold (ounces) …………………	33,300
- Silver (ounces) ………………	1,664,400
- Gold equivalent (ounces) (1) …	59,600
Sales - ($000s) …………………………	$22,709
- Gold (ounces) …………………	33,500
- Silver (ounces) ………………	1,654,500
- Gold equivalent (ounces) (1) …	59,200
Net earnings ($000s) ………………………………………	$4,636
Average realized gold price ($s per ounce) ………………	$392
Average realized silver price ($s per ounce) ………………	$6.09
Total cash costs (per gold equivalent ounce) ………………	$159

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the three months ended June 30, 2004 the equivalency ratio was 65 ounces of silver equals one ounce of gold sold (June 30, 2003 – 76).

During the second quarter of 2004, the Luismin gold/silver operations in Mexico sold 59,200 gold equivalent ounces, compared with sales of 44,800 gold equivalent ounces in the same period of 2003.  This 32% increase was primarily due to increased gold and silver grades processed.  In addition, the average realized gold price increased by 12% to US$392 per ounce, as compared with the same quarter in 2003, and the average realized silver price increased by 32%, resulting in increased sales from US$15,103,000 in 2003 to US$22,709,000 in 2004.

Total cash costs were US$159 per gold equivalent ounce in the second quarter of 2004, compared with US$200 during the second quarter of 2003 and US$170 in the first quarter of 2004.  The primary reason for this improvement was the increased gold and silver grades processed.

General and administrative expenses for the second quarter of 2004 were US$1,253,000, compared with US$1,146,000 in the same period of 2003 and US$1,234,000 in the first quarter of 2004.

During the second quarter, significant exploration results were achieved at the Luismin mines, including deep and on-strike extensions of the San Dimas central block veins and new discoveries, including the Itzel vein system and the Paula and Nancy veins.  At San Martin, Cuerpo 30 has also proved to be more significant in size than expected.  These results were achieved by a combination of deep diamond drilling and underground development, and are in the process of being fully quantified.

The Los Filos project is progressing according to plan and a feasibility study, environmental assessment and permitting documents are expected to be completed during the next six months.  Contracts have been awarded to international engineering companies and key personnel have been hired.  Step-out drilling to the east and north along the host structure has also been successful in defining additional resources.  Expenditures of US$2,598,000 during the six months ended June 30, 2004 are according to plan.

Luismin owns a significant number of exploration properties, several of which are being explored and funded by joint venture partners.

Following is a summary of Wheaton’s segmented financial information for its Mexico operations for the fiscal year ended December 31, 2003, and for the six month period ended June 30, 2004:

Fiscal Year Ended December 31, 2003	US$ (in thousands)
Statements of Operations Sales	66,251
Cost of Sales Depreciation and Depletion Other	34,422 6,242 259
40,923
Earnings from Mining Operations	25,328
General and Administrative Expenses Interest and Finance Fees Other (expenses) Income	(4,816) (264) (1,665)
Earnings Before Income taxes Income Tax (expense) recovery	18,583 (7,781)
Net Earnings	10,802
Balance Sheets Cash and Cash Equivalents Other Current Assets Property, Plant and Equipment Other Non-Current Assets	7,762 9,520 293,370 4,619
315,271
Current Liabilities Other Than Long Term Debt Other Non-Current Liabilities Inter-Company Balances Shareholders’ Equity	10,932 99,240 189,307 15,792
315,271
Capital Asset Expenditures	15,780

Six Months Ended June 30, 2004	US$ (in thousands)
Sales	46,424
Cost of Sales Depreciation and Depletion Other	19,745 4,899 118
Earnings from Mining Operations General and Administrative Expenses Interest and Finance Fees Other (expenses) Income	21,662 (2,487) (30) (1,625)
Earnings (loss) Before Income Taxes	17,520
Capital Assets Expenditures	13,431
Total Assets	334,074

Trends

The market price of gold in 2003 averaged US$363 per ounce, its best annual performance since 1996.  Gold traded in a range of US$320 to US$416 per ounce in 2003.  This is a significant improvement compared to an average price of US$310 per ounce in 2002 and US$271 per ounce in 2001.  Increased interest in gold in 2003 was primarily due to the weakening of the US dollar, although lower physical off-take, political uncertainty and tensions in the Middle East and continued reductions of hedge positions by producers contributed to the increased gold price.

In 2003, the average market price of silver was US$4.88 per ounce and the closing price was US$5.97 per ounce.  In 2002, the market price of silver averaged US$4.60 per ounce compared to an average price of US$4.37 per ounce in 2001, the lowest price in real terms since 1976.  In mid-2003, the price of silver increased, coincident with a declining US dollar, strong investment fund buying, lower mine supply and increased industrial demand in China and the rest of the world as economic conditions improve.  Silver is both a precious metal and an industrial metal.  Since January 2003, Wheaton has not utilized forward sales contracts and is selling Luismin silver at spot price.

3.

CORPORATE INFORMATION

3.1

Name and Incorporation

Luismin was formed upon the amalgamation of Wheaton River de Mexico, S.A. de C.V. and Minas Luismin, S.A. de C.V. on December 11, 2002.  Luismin’s registered office is at Pino Suarez 308 Ote., Col. Centro, 3400 Durango, Dgo., and its head office is at eighth floor, No. 130, Arquimedes 130, Polanco, 11560 D.F. Mexico.  Luismin is a wholly-owned subsidiary of Wheaton (except for one share of Luismin which is held by Mr. Ian Telfer).

The Issuer was incorporated under the Business Corporations Act (Alberta) on August 23, 1994 under the name Chap Mercantile Inc.  The Issuer’s registered office is at Suite 3100, 324 – 8th Avenue S.W., Calgary, Alberta, T2P 2Z2 and its head office is at Suite 1600, 609 Granville Street, Vancouver, British Columbia, V7Y 1C3.  Except for the issuance of additional shares, the corporate structure of the Issuer will not change on completion of the Silver Transaction.

Following completion of the Transactions, the Resulting Issuer will initially operate out of Wheaton’s offices in Vancouver, British Columbia.  As soon as a new independent management team is in place, the Resulting Issuer’s offices may move to independent facilities.

In connection with the Silver Transaction, the Issuer has incorporated by way of Memorandum of Association dated August 18, 2004 a special purpose Cayman Islands subsidiary, Silver Wheaton (Caymans) Ltd., which will enter into the Wheaton Silver Purchase Agreement with Wheaton Trading (Caymans) Ltd.

3.2

Intercorporate Relationships

All of the issued and outstanding share capital of Silver Wheaton Caymans is held by the Issuer except for one share of Luismin, which is held by Mr. Ian Telfer.  The Resulting Issuer will not, upon completion of the Transactions, have any other subsidiaries.

3.3

Existing Share Capital and Prior Sales

The authorized capital of the Issuer consists of an unlimited number of common voting shares without par value (the “Common Shares”) and an unlimited number of preferred shares.  On October 7, 2004, 8,700,000 Common Shares were issued and outstanding.  No preferred shares are outstanding.  The following table sets out the prior sales of Common Shares during the past 12 months.

Prior sales of Common Shares within the last 12 months	Number of Issued Common Shares (1)	Price Per Common Share	Total Consideration
Issued on July 8, 2004	100,000	$ 0.15	$ 15,000

The holders of the Common Shares are entitled to dividends, if, as and when declared by the Issuers’ board of directors, to one vote per share at meetings of shareholders of the Issuer, and, upon liquidation, to receive such assets of the Issuer as are distributable to the holders of the Common Shares.  All Common Shares are issued as fully paid and non-assessable.

Upon completion of the Silver Transaction, Wheaton Trading will own approximately 74.6% of the issued and outstanding Common Shares.  Wheaton will have the right to maintain its pro rata interest in the Issuer for a period of three years from the closing of the Silver Transaction as long as Wheaton Trading holds at least 20% of the outstanding share capital of the Issuer.

In connection with the Silver Transaction, the Issuer has issued the Subscription Receipts and will be issuing 540,000,000 Common Shares to Wheaton Trading, which will be held in escrow.  The restrictions on the transferability of these Common Shares are more particularly described under “Escrowed Securities” on page  of this Filing Statement.  The following table sets out the prior sales of Subscription Receipts during the past 12 months.

Prior sales of Subscription Receipts (1) within the last 12 months	Number of Issued Subscription Receipts	Price Per Subscription Receipt	Total Consideration
Issued on August 5, 2004	175,000,000	$ 0.40	$ 70,000,000

(1)

The Subscription Receipts were issued as part of the Financing which closed on August 5, 2004.  Each Subscription Receipt is exercisable, for no additional consideration, into one Common Share and one-half of one Warrant.   See “Summary of Transaction and Resulting Issuer and Business – Equity Financing”.

Trading History of the Issuer

Immediately prior to the announcement of the Transactions, the Issuer’s Common Shares were listed for trading on the NEX Board of the Exchange under the symbol CPC.H.  On July 14, 2004, the day immediately prior to the announcement of the Transactions, the closing price of the Common Shares was $0.25.  On August 5, 2004, the day immediately prior to closing of the Financing, the Common Shares were transferred from the NEX Board to Tier 2 of the Exchange.  Prior to being listed on the NEX Board of the Exchange, the Issuer’s Common Shares were listed for trading on the Exchange and its predecessor, the Canadian Venture Exchange, under the symbol CPC.  The following tables provide the high and low market prices and volume of the Issuer’s Common Shares that traded (a) weekly, for the seven weeks prior to the date of this Filing Statement and (b) monthly, for the preceding twelve months.

Week Of	High ($)	Low ($)	Volume (#)
September 13 – 17, 2004	$ 0.61	$ 0.47	97,500
September 6 – 10, 2004	$ 0.56	$ 0.51	48,716
August 30 – Sept. 3, 2004	$ 0.58	$ 0.50	120,434
August 23 – 27, 2004	$ 0.50	$ 0.46	143,500
August 16 – 20, 2004	$ 0.495	$ 0.48	49,000
August 9 – 13, 2004	$ 0.495	$ 0.45	67,000
August 2 – 6, 2004	$ 0.445	$ 0.425	56,568

Month	High ($)	Low ($)	Volume (#)
July 2004	$ 0.65	$ 0.25	1,916,526
June 2004	$ 0.25	$ 0.25	3,000
May 2004	$ 0.29	$ 0.20	37,000
April 2004	$ 0.40	$ 0.29	133,500
March 2004	$ 0.40	$ 0.30	199,400
February 2004	$ 0.35	$ 0.15	328,600
January 2004	$ 0.20	$ 0.05	150,500
December 2003	$ 0.02	$ 0.015	4,000
November 2003	$ 0.04	$ 0.04	8,000
October 2003	$ 0.04	$ 0.04	1,000
September 2003	$ 0.04	$0.02	8,000

3.4

Fully Diluted Share Capital and Consolidated Share and Loan Capital

Fully Diluted Share Capital

The following table sets out particulars of the fully diluted share capital of the Issuer and of the Resulting Issuer on completion of the Transactions:

	Number of Common Shares	Percentage of Total
Issued by the Issuer as of September 30, 2004 (the most recent month end)	8,700,000	1.03%
Common Shares reserved for issuance pursuant to outstanding incentive stock options as of September 30, 2004	32,650,000	3.88%
Common Shares to be issued on conversion of the Subscription Receipts	175,000,000	20.73%
Common Shares reserved for issuance on exercise of the share purchase warrants comprising a portion of the Subscription Receipts	87,500,000	10.36%
Common Shares issuable to Wheaton Trading in connection with the Silver Transaction	540,000,000	63.98%
TOTALS:	843,850,000	100%

Consolidated Share and Loan Capital

As at the date of this Filing Statement, the Issuer had no outstanding loan capital.  The following table sets out particulars of the share capital of the Issuer and of the Resulting Issuer:

Designation of Security	Amount Authorized or to be Authorized	Amount outstanding as of May 31, 2004 (date of the most recent balance sheet in this Filing Statement) (1)	Amount outstanding as of September 30, 2004 (the most recent month end)	Amount to be outstanding in Resulting Issuer upon Completion of the Transactions (including the Financing)
Common Shares	Unlimited	8,600,000	8,700,000	723,700,000
Preferred Shares	Unlimited	Nil	Nil	Nil
Options	450,000	450,000	32,650,000 (2)	32,650,000
Subscription Receipts	175,000,000	Nil	175,000,000	Nil
Warrants	87,500,000	Nil	Nil	87,500,000

(1)

As of May 31, 2004, the Issuer had a deficit of $(535,992).

(2)

On September 28, 2004, the Issuer granted an additional 32,300,000 stock options.  Grant of the stock options is subject to completion of the Transactions.

3.5

Foreign Listed Issuers

Certain of the directors and officers of the Resulting Issuer reside outside of Canada.  Substantially all of the assets of those persons and of the Resulting Issuer are located outside of Canada.  It may not be possible for investors to effect service of process within Canada upon the directors and officers referred to above.  It may also not be possible to enforce against the Resulting Issuer and certain of the Resulting Issuer’s directors and officers judgements obtained in Canadian Courts predicated upon the civil liability provisions of applicable securities laws in Canada.

4.

DIRECTORS, OFFICERS, PROMOTERS and persons holding more than 10% of the issued equity shares

4.1

Name, Address, Occupation and Security Holdings

Following are the proposed directors and officers of the Issuer upon completion of the Transactions:

Name, Municipality of Residence and Proposed Position with the Issuer	Principal occupation in the past five years (1)	Number of Securities beneficially owned, directly or indirectly, or over which control or direction is exercised upon completion of the Transactions	Percentage of Issued and Outstanding Securities Held Upon Completion of the Transactions
John A. Brough (3) Vero Beach, Florida Director

President of Torwest Inc. (real estate development company) since May 1998; also a director and Chairman of the Audit Committee of Kinross Gold Corporation (gold mining company) and a director of PBB Global Logistics (a global logistics company)

		Nil	N/A
R. Peter Gillin (3) Toronto, Ontario Director

Chairman, Chief Executive Officer and a director of Tahera Diamond Corporation (diamond exploration and development company) (since October 2003); prior thereto, from November 2002 to May 2003, President and Chief Executive Officer of Zemex Corporation (industrial minerals corporation); from 1996 to 2002, Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited (investment bank); and from 2001 to 2002, Acting Chief Executive Officer of N.M. Rothschild & Sons Canada Limited

		Nil	N/A
Wade Nesmith (3) North Vancouver, British Columbia Director

Associate counsel with Lang Michener LLP (law firm).  Former Superintendent of Brokers for the Province of British Columbia and currently Chairman of the Executive Committee and Compensation Committee and member of the Audit Committee of Oxford Automotive, Inc. (auto parts manufacturer)

		Nil	N/A
Ian W. Telfer West Vancouver, British Columbia Director

Chairman and Chief Executive Officer of Wheaton since October 2001; prior thereto, from January 2001 to July 2001, Vice Chairman of itemus inc.; from February 2000 to January 2001, Chairman of itemus inc.; from March 1993 to January 2000, President and Chief Executive Officer of Vengold Inc.

		Nil	N/A
Eduardo Luna Mexico City, Mexico Interim Chief Executive Officer	Executive Vice President of Wheaton and President of Luismin (since 1992)	650,000 Common Shares (2) 325,000 Warrants	0.09% of the Common Shares 0.37% of the Warrants
Peter Barnes North Vancouver, British Columbia Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Wheaton since February 2003; prior thereto, from September 1996 to March 2002, Chief Financial Officer of Crew Development Corporation	375,000 Common Shares (2) 187,500 Warrants	0.05% of the Common Shares 0.21% of the Warrants
Paul M. Stein Toronto, Ontario Secretary	Partner, Cassels Brock & Blackwell LLP (law firm)	250,000 Common Shares (2) 125,000 Warrants	0.03% of the Common Shares 0.14% of the Warrants

_____________________

(1)

See “Other Reporting Issuer Experience” on page  below.

(2)

The Common Shares and Warrants will be issued on exercise of the Subscription Receipts which have been issued as part of the Financing which closed on August 5, 2004.  Each Subscription Receipt is exercisable, for no additional consideration, into one Common Share and one-half of one Warrant.   See “Summary of Transaction and Resulting Issuer and Business – Equity Financing”.

(3)

Proposed member of the Audit Committee of the Issuer on completion of the Transactions.

Management

Eduardo Luna, Executive Vice President and a director of Wheaton and President of Luismin, will be appointed as interim Chief Executive Officer of the Issuer effective on the closing of the Silver Transaction.  Mr. Luna will be put forth for election as the fifth director of the Issuer at the annual and special meeting of shareholders to be held following the closing of the Silver Transaction and will be appointed as Chairman of the Board.  Eduardo Luna (age 59) is the former Chairman of the Silver Institute and former Chairman of the Mexican Chamber of Mines.

Initially, the Issuer’s management team will be made up of senior members of Wheaton’s management team, including Mr. Luna as well as Peter Barnes as Chief Financial Officer and Paul M. Stein as Secretary.  As soon as possible following completion of the Silver Transaction, the Issuer will seek out and appoint a new Chief Executive Officer who is independent of Wheaton.

4.2

Aggregate Ownership of Securities

Directors and officers of the Issuer, as a group, will own a total of 1,275,000 Common Shares, representing approximately 0.18% of the outstanding Common Shares upon completion of the Silver Transaction.

4.3

Corporate Cease Trade Orders or Bankruptcies

No proposed director, officer or promoter or securityholder anticipated to hold a sufficient number of shares of the Issuer to affect materially the control of the Issuer is, or within the ten years prior to the date hereof has been, a director, officer, promoter of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets other than Ian Telfer who was a Vice Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001.

4.4

Penalties or Sanctions

No proposed director, officer or promoter of the Issuer or a securityholder anticipated to hold sufficient securities of the Issuer upon completion of the Silver Transaction to affect materially the control of the issuer, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a security regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body.

4.5

Personal Bankruptcies

No proposed director, officer or promoter of the Issuer, or a securityholder anticipated to hold sufficient securities of the Issuer to affect materially the control of the Issuer, or a personal holding company of any such person has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or promoter.

4.6

Conflicts of Interest

To the best of the Issuer’s knowledge, and other than as disclosed in this Filing Statement, there are no known existing or potential conflicts of interest among the Issuer, its proposed directors, officers or other members of management, or persons as a result of their outside business interests, except that certain of the directors, officers and other members of management serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Issuer and their duties as a director or officer of such other companies.  See “Summary of Transaction and Resulting Issuer and Business – Risk Factors – Risks Relating to the Issuer – Conflicts of Interest”.

The proposed directors and officers of the Issuer are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Issuer will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Alberta) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

4.7

Other Reporting Issuer Experience

The following table sets out the proposed directors and officers of the Issuer that are, or have been within the last five years, directors, officers or promoters of other reporting issuers:

Name	Name and Jurisdiction of Reporting Issuer	Position	From	To
John A. Brough	Kinross Gold Corporation, an Ontario corporation	Director	March 2003	Present
	PBB Global Logistics Income Fund, an Ontario fund	Director	April 2002	Present
R. Peter Gillin	Tahera Diamond Corporation, a Canadian federally incorporated corporation	Chairman, Chief Executive Officer and a director	October 2003	Present
	Zemex Corporation, an Ontario corporation	President and Chief Executive Officer	November 2002	May 2003
Wade Nesmith	Kingsway International Holdings Limited, a British Columbia corporation	Director	December 2001	Present
		Secretary	August 1995	December 2001
	Westport Innovations Inc., an Alberta corporation	Vice-President, Strategic Development	September 2000	April 2003
		Director	April 1996	September 2002
	Creation Casinos Inc. (formerly Creation Ventures Inc.), an Alberta corporation	Director	November 1999	May 2003
	EnWave Corporation, an Alberta corporation	Director	July 1999	July 2002
	Intercedent Ventures Ltd., a Canadian federally incorporated corporation	Director	January 2000	June 2002
	Xenex Innovations Ltd., a Bermuda corporation	Vice President	April 1999	April 2002
	Energas Resources Inc., a British Columbia corporation	Director	April 1997	August 2001
	e-Media Networks International Corp., a British Columbia corporation	Director	April 2000	September 2000
	GFM Resources Limited, a Yukon corporation	Director	September 1997	June 2000
Ian W. Telfer	Wheaton River Minerals Ltd., an Ontario corporation	Chairman, Chief Executive Officer and a director (Director since May 2001)	October 2001	Present
	Bioteq Environmental Technologies Inc., a British Columbia corporation	Director	December 2002	Present
	itemus Inc., a Canadian federally incorporated corporation	Vice Chairman and a director	February 2000	June 2001
	Vengold Inc., a Canadian federally incorporated corporation	President, Chief Executive Officer and a director	March 1993	January 2000
	American Bonanza Gold Mining Corp., a British Columbia corporation	Director	June 2001	June 2004
	Creation Casinos Inc. (formerly Creation Ventures Inc.), an Alberta corporation	Director	December 1999	May 2003
Eduardo Luna	Wheaton River Minerals Ltd., an Ontario corporation	Executive Vice President	June 2002	Present
	Genco Resources Ltd., a British Columbia corporation	Director	December 2003	Present
Peter Barnes	Wheaton River Minerals Ltd., an Ontario corporation	Executive Vice President and Chief Financial Officer	February 2003	Present
Crew Gold Corporation (formerly Crew Development Corporation), a Yukon corporation
		Chief Financial Officer and a director	September 1996	March 2002
	Asia Pacific Resources Ltd., a New Brunswick corporation	Chief Financial Officer and a director	September 1996	February 2002
	Botswana Diamondfields Inc., a British Columbia corporation	Chief Financial Officer and a director	September 1996	March 2002
	South Crofty Holdings Ltd., an Ontario corporation	Chief Financial Officer and a director	September 1996	February 2001
Paul M. Stein	Wheaton River Minerals Ltd., an Ontario corporation	Secretary	August 1993	Present
		Director	June 2002	June 2002
	SIRIT Inc. (formerly iTech Capital Inc.), a Yukon corporation	Assistant Corporate Secretary	October 2003	Present
		Director	April 2000	September 2002
	OnX Enterprise Solutions Inc. (formerly OnX Incorporated), an Ontario corporation	Assistant Secretary	March 2003	Present
		Secretary	April 2000	March 2003
	Tahera Diamond Corporation, a Canadian federally incorporated corporation	Director	June 2001	June 2004
		Corporate Secretary	June 2004	Present
	Rentcash Inc. (formerly Larkfield Capital Corp.), an Ontario corporation	Secretary	January 2002	Present
		Director	July 2000	January 2002
	RTO Enterprises Inc., an Ontario corporation	Secretary	June 1994	August 2000
	Romarco Minerals Inc., an Ontario corporation	Secretary	July 1995	January 2001
	Rockwater Capital Corporation (formerly McCarvill Corporation), an Ontario corporation	Secretary	December 1996	April 2004
	Carfinco Inc., an Ontario corporation	Secretary	April 1997	November 2002
	Odyssey Resources Limited, a Barbados corporation	Secretary	May 1998	March 2003
	Afton Food Group Ltd., an Ontario corporation	Secretary	November 1998	March 2003
	Book4golf.com Corporation, a Canadian federally incorporated corporation	Secretary	September 1999	June 2002

4.8

Proposed Compensation

It is anticipated that an administration and management services agreement will be entered into between the Issuer and Wheaton providing for the Issuer to pay Wheaton the sum of $65,000 per month for office services, rent and reimbursement to Wheaton for the services of its personnel following completion of the Silver Transaction.  The Issuer intends to pay a fee to its directors for attending directors’ meetings, the amounts of which have not yet been determined.  The Issuer also intends to pay a salary to its new Chief Executive officer, once hired, in an amount yet to be determined.

4.9

Principal Holders of Voting Securities

Following are the names of each securityholder of the Issuer who will own, of record or beneficially, directly or indirectly, or exercise control or direction over more than 10% of the outstanding voting securities of the Issuer after giving effect to the Silver Transaction:

Name and Municipality of Residence	Number of Common Shares owned after giving effect to the Silver Transaction	Percentage of Common Shares outstanding after giving effect to the Silver Transaction
Wheaton Trading (Caymans) Ltd., George Town, Grand Cayman, Cayman Islands	540,000,000 (1)	74.6% (2)

(1)

These Common Shares will be held in escrow.  See “Escrowed Securities” on page  below.

(2)

On a fully-diluted basis, assuming exercise of all outstanding options and warrants, Wheaton Trading (Caymans) Ltd. will own approximately 64.0% of the outstanding Common Shares.

To the knowledge of the Issuer, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of Wheaton, except as set forth below, and no person or company acting jointly or in concert with Wheaton owns any securities of Wheaton:

Name	Number of Wheaton common shares owned	Percentage of Wheaton common shares outstanding
Fidelity fund and trust accounts (1)	81,871,050 (2)	14.4%

(1)

Comprised of Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited and certain other affiliates and associates of such companies.

(2)

This number has been obtained from a press release issued on behalf of the Fidelity fund and trust accounts dated August 25, 2004 and has not been verified by Wheaton or the Issuer.

4.10

Public and Insider Ownership

Upon completion of the Transactions, the public will hold approximately 25.2% of the issued and outstanding Common Shares of the Resulting Issuer and the insiders of the Resulting Issuer will hold approximately 74.8% of the issued and outstanding Common Shares of the Resulting Issuer.

5.

OPTIONS TO PURCHASE SECURITIES

5.1

Options and Other Rights to Purchase Securities

Upon completion of the Silver Transaction, a total of 120,150,000 Common Shares will be reserved for issuance pursuant to incentive stock options, share purchase warrants or other rights to purchase securities of the Resulting Issuer.  There are no assurances that the options, warrants or other rights described below will be exercised in whole or in part.

Incentive Stock Options

The following incentive stock options to purchase an aggregate of 350,000 Common Shares have been granted to past directors of the Issuer and are outstanding as of the date hereof and are expected to be outstanding upon completion of the Silver Transaction.  All of the options are non-transferable and expire on the earlier of January 27, 2009 and the date which is 90 days following completion of the Silver Transaction.

Name of Optionee	Number of Common Shares Subject to the Option	Exercise Price Per Common Share	Expiration Date of Option	Market Value as of the Date of Grant	Market Value as of September 30, 2004 (1)
Geir Liland	100,000	$ 0.15	90 days following completion of the Silver Transaction	Nil	$65,000
John Proust	150,000	$ 0.15	90 days following completion of the Silver Transaction	Nil	$97,500
Dr. John Ridley	100,000	$ 0.15	90 days following completion of the Silver Transaction	Nil	$65,000
TOTAL:	350,000

(1)

On September 30, 2004, the closing price of the Issuer’s common shares was $0.80.

The Issuer has implemented a stock option plan (the “Stock Option Plan”) pursuant to which the Issuer may grant options to purchase Common Shares to its directors, officers, employees and consultants.  The Stock Option Plan is designed to advance the interests of the Issuer by encouraging directors, officers, employees and consultants to have equity participation in the Issuer through the acquisition of Common Shares.  Options to purchase Common Shares may be granted from time to time by the board of directors of the Issuer at an exercise price determined by them, which in no case would be less than that required by any applicable regulatory authority.  The maximum number of Common Shares available for issuance under the Stock Option Plan is limited to 10% of the number of issued and outstanding Common Shares immediately following completion of the Silver Transaction.  The number of Common Shares available for issuance to any one person under the Stock Option Plan in a 12 month period is 5% of the Common Shares outstanding at the date of the grant (on a non-diluted basis).  Options granted under the Stock Option Plan are non-transferable other than in accordance with the Stock Option Plan and must be exercised no later than ten years after the date of the grant or a lesser period as determined by the board of directors and approved by any applicable regulatory authority.  Any Common Shares subject to a stock option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Stock Option Plan.

On September 28, 2004, the Issuer granted 32,300,000 stock options under the Stock Option Plan, exercisable at $0.65 per share until September 28, 2009.  Grant of the stock options is subject to closing of the Transactions.  In the event the Silver Transaction does not close, the 32,300,000 stock options will be cancelled.  Following is a summary of the options:

Name	Number of Options
W. Nesmith (1)	1,500,000
J. Brough (1)	1,500,000
P. Gillin (1)	1,500,000
I. Telfer (1) (3) (4)	5,000,000
E. Luna (2) (3)(4)	3,000,000
P. Barnes (2) (4)	2,500,000
P. Stein (2) (4)	100,000
A. Madero (3)	350,000
D. Holtby (3)	350,000
I. McDonald (3)	350,000
L. Bell (3)	350,000
R. Barwick (4)	2,000,000
Subtotal:	18,500,000
Employees (as a group)	13,300,000
Consultants	500,000
Total:	32,300,000

(1)

Denotes proposed director of the Issuer on completion of the Transactions.

(2)

Denotes proposed officer of the Issuer on completion of the Transactions.

(3)

Denotes current director of Wheaton.

(4)

Denotes current officer of Wheaton.

Warrants

On August 5, 2004, pursuant to the Agency Agreement, the Issuer completed the Financing of 175,000,000 Subscription Receipts at a price of $0.40 per Subscription Receipt.  Each Subscription Receipt is convertible, for no additional consideration, into one Common Share and one-half of one Warrant.  A total of 87,500,000 Warrants are issuable if the Subscription Receipts are fully converted.
Each whole Warrant will entitle the holder to acquire one additional Common Share at a price of $0.80 until August 5, 2009.  A total of 87,500,000 Common Share are issuable if the Warrants are fully exercised.  See “Summary of Transaction and Resulting Issuer and Business – Equity Financing” above.

6.

ESCROWED SECURITIES

Escrowed Securities

The following table sets forth details of the securities of the Issuer to be held in escrow following the completion of the Silver Transaction:

Name of Principal and Municipality of Residence	Designation of Class	Number of Securities Held in Escrow	Percentage of Class
Wheaton Trading (Caymans) Ltd., George Town, Grand Cayman, Cayman Islands	Common Shares	540,000,000	74.6% (1)

(1)

On a fully-diluted basis, assuming exercise of all outstanding options and warrants, Wheaton Trading will own approximately 64.0% of the outstanding Common Shares.

In accordance with Exchange policies, the Issuer, Wheaton Trading and Olympia Trust Company (the “Escrow Agent”) will enter into the Exchange’s form of Tier 1 Value Security Escrow Agreement (“the “Escrow Agreement”) whereby Wheaton Trading will agree to deposit in escrow its shareholdings of the Issuer (the “Escrowed Securities”).  The Escrow Agreement will provide that the Escrowed Securities will be released from escrow in equal tranches at 6 months intervals over the 18 months following the issuance of the Exchange bulletin (the “Bulletin”) issued in connection with the Silver Transaction (25% of the Escrowed Securities being released in each tranche with an initial 25% tranche being released on the date of issuance of the Bulletin).

Pursuant to the terms of the Escrow Agreement, the securities held in escrow may not be transferred or otherwise dealt with during the term of the Escrow Agreement except for:

(a)

transfers to continuing or, upon their appointment, incoming directors and senior officers of the Resulting Issuer or of Silver Wheaton Caymans;

(b)

transfers upon bankruptcy to the trustee in bankruptcy; and

(c)

pledges to a financial institution as collateral for a bona fide loan, provided that upon a realization the securities remain subject to escrow.

Tenders of Escrowed Securities to a take-over bid are permitted provided that, if the tenderer is a principal of the successor issuer upon completion of the take-over bid, securities in exchange for tendered Escrowed Securities are substituted in escrow on the basis of the successor issuer’s escrow classification.

Other

There are no other securities of the Issuer which are subject to escrow or pooling restrictions.  The gross proceeds from the Financing have been placed into escrow pending completion of the Silver Transaction.  Upon completion of the Silver Transaction, the gross proceeds will be released to the Issuer.  If the Silver
Transaction is not completed by November 5, 2004, the gross proceeds will be used to repurchase the Subscription Receipts.  See “Summary of Transaction and Resulting Issuer and Business – Equity Financing”.

7.

PARTICULARS OF ANY OTHER MATERIAL FACTS

7.1

Investor Relations Arrangements

The Issuer has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for the Issuer or Resulting Issuer or its securities, either now or in the future.

7.2

Relationship Between the Issuer and Professional Persons

One professional person, as that term is defined in Item 9.4 of Exchange Form 3D – Exchange Information Circular Form (as at March 11, 2004), holds beneficial interests, directly or indirectly, in securities of the Issuer.  Paul M. Stein, counsel to Wheaton and the proposed Secretary of the Issuer on completion of the Silver Transaction, beneficially owns 250,000 Subscription Receipts.

7.3

Legal Proceedings

There are no legal proceedings to which the Issuer or Luismin is a party or of which any property of the Issuer or Luismin is the subject matter, and no such proceedings are known to the Issuer or Luismin to be contemplated.

7.4

Auditor

The auditor of the Issuer is Deloitte & Touche LLP, Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4, who were appointed on September 24, 2004.  The predecessor auditor was Ellis Govenlock, LLP, of #2 – 9363  5th Street, Edmonton, Alberta, T6B 2L5.

7.5

Registrar and Transfer Agent

The registrar and transfer agent of the Issuer is Olympia Trust Company, 2300 – 125  9th Avenue S.E., Calgary, Alberta, T2G 0P6.  CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, is the proposed registrar and transfer agent for the Resulting Issuer.

7.6

Material Contracts

Upon completion of the Transactions, the Resulting Issuer will be a party to the following material contracts:

1.

Purchase and Sale Agreement dated February 25, 2004 with respect to the sale of Dial Locksmith Ltd. (see “Summary of Transaction and Resulting Issuer and Business”);

2.

Agency Agreement dated August 5, 2004 in respect of the Financing (see “Summary of Transaction and Resulting Issuer and Business – Equity Financing”);

3.

Escrow Agreement to be entered into upon completion of the Silver Transaction whereby Wheaton will agree to deposit in escrow the Escrowed Securities with the Escrow Agent (see “Escrowed Securities”);

4.

Luismin Silver Purchase Agreement to purchase 100% of all the silver produced by Luismin from its existing Mexican mining operations (see “Summary of Transaction and Resulting Issuer and Business – Silver Transaction Terms – Luismin Silver Purchase Agreement”);

5.

Option agreement to be entered into whereby Luismin will grant to the Issuer an option to acquire a 49% interest in and to any exploration or exploitation mining properties or concessions or operations in Mexico directly or indirectly acquired by Luismin (see “Summary of Transaction and Resulting Issuer and Business – Silver Transaction Terms – Rights to Participate in Advanced Projects”);

6.

Option agreement to be entered into whereby Wheaton will grant to the Issuer an option to acquire a 49% interest in and to any exploration or exploitation mining properties or concessions or operations in Mexico directly or indirectly acquired by Wheaton and the Issuer will grant to Wheaton an option to acquire a 51% interest in and to any exploration or exploitation mining properties or concessions or operations in Mexico directly or indirectly acquired by the Issuer (see “Summary of Transaction and Resulting Issuer and Business – Silver Transaction Terms – Rights to Participate in Advanced Projects”);

7.

Services Agreement to be entered into whereby the Issuer will reimburse Wheaton for its office facilities and the services of its personnel (see “Directors, Officers, Promoters and Persons Holding More than 10% of the Issued Shares – Proposed Compensation” on page );

8.

Pre-emptive rights agreement to be entered into between Wheaton and the Issuer in respect of Wheaton’s right to maintain its pro-rata interest in the Issuer (See “Summary of Transaction and Resulting Issuer and Business – Silver Transaction Terms – Pre-Emptive Right”); and

9.

Security Agreement whereby the subsidiaries of Luismin grant a collateral mortgage and security interest and charge in and to the Luismin properties to Wheaton Trading and the Issuer.

Copies of these contracts may be inspected at the head office of the Issuer, 1600 – 609 Granville Street, Vancouver, British Columbia, V7Y 1C3, during normal business hours, from the date of this Filing Statement until 30 days following completion of the Silver Transaction or, in the case of the documents in 3, 4, 5, 6, 7, 8 and 9 above, from the date of closing of the Silver Transaction.

7.7

Other Material Facts

There are no other material facts in respect of the Issuer’s or the Resulting Issuer’s affairs which are not disclosed elsewhere in this Filing Statement.

7.8

Board Approval

The board of directors of the Issuer has approved this Filing Statement

7.9

Financial Statements, Reports and Other Exhibits

Attached to and forming a part of this Filing Statement are:

(a)

Annual Financial Statements of the Issuer - The annual financial statements of the Issuer for the financial year ended August 31, 2003 are included in this Filing Statement at Exhibit “A”.

(b)

Interim Financial Statements of the Issuer - The interim financial statements of the Issuer for the nine month period ended May 31, 2004 are included in this Filing Statement at Exhibit “B”.

(c)

Pro Forma Balance Sheet of the Issuer – A pro forma balance sheet of the Issuer upon completion of the Transactions is included in this Filing Statement at Exhibit “C”.

CERTIFICATE

OF CHAP MERCANTILE INC.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of Chap Mercantile Inc. assuming completion of the Silver Transaction.

DATED the 8th day of October, 2004.

“Geir Liland”

_________________________________

Geir Liland, Acting in the

capacity of Chief Executive Officer

“John Proust”

_________________________________

John Proust, Acting in the

capacity of Chief Financial Officer

“John Proust”

__________________________________

John Proust, Director

“John Ridley”

___________________________________

John Ridley, Director

CERTIFICATE

OF WHEATON RIVER MINERALS LTD.

The foregoing as it relates to Luismin, S.A. de C.V. constitutes full, true and plain disclosure of all material facts relating to the securities of Luismin, S.A. de C.V.

DATED the 8th day of October, 2004.

“Ian Telfer”

___________________________________

Ian Telfer,

Chairman and Chief Executive Officer

“Peter Barnes”

___________________________________

Peter Barnes,

Executive Vice President and
Chief Financial Officer

“Douglas Holtby”

___________________________________

Douglas Holtby, Director

“Larry Bell”

____________________________________

Larry Bell, Director

EXHIBIT “A”

CHAP ANNUAL FINANCIAL STATEMENTS FOR THE

FINANCIAL YEAR ENDED AUGUST 31, 2003

CHAP MERCANTILE INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2003

Ellis, Govenlock LLP

CHARTERED ACCOUNTANTS

#2, 9363 - 50 Street

Edmonton, Alberta

T6B 2L5

Telephone (780) 451-2713

Fax (780) 454-0588

AUDITORS' REPORT

To the Shareholders of

CHAP MERCANTILE INC.

We have audited the consolidated balance sheet of CHAP MERCANTILE INC. as at August 31, 2003 and 2002 and the consolidated statements of income, deficit and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

 We have conducted the audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta	Ellis, Govenlock LLP
November 27, 2003	Chartered Accountants

CHAP MERCANTILE INC.

CONSOLIDATED STATEMENT OF INCOME

 FOR THE YEAR ENDED AUGUST 31, 2003

             2003

2002

Sales

$

1,004,508

$

876,972

Materials and supplies

339,388

303,555

Gross margin

665,120

573,417

Other income

5,523

3,138

670,643

576,555

Expenses

Wages and employee benefits

380,298

374,579

Administration and general

190,821

169,353

Amortization

20,621

25,283

Interest on long-term debt

2,625

-

594,365

569,215

Income from operations

76,278

7,340

Loss on investment (note 4)

-

(200,000)

Income (loss) before income taxes

76,278

(192,660)

Recovery of future income taxes

-

(4,000)

Net income (loss) for the year

$

76,278

$

(188,660)

Basic and fully diluted earnings (loss) per share

Reported net earnings (loss)

$

0.0089

$

(0.0219)

Goodwill amortization

-

0.0017

Adjusted net earnings (loss)

$

0.0089

(0.0202)

CHAP MERCANTILE INC.

CONSOLIDATED STATEMENT OF DEFICIT

AUGUST 31, 2003

2003

    2002

Deficit, beginning of the year

As previously reported

$

(234,246)

$

(45,586)

Change in accounting policy (note 3)

(199,604)

-

As restated

(433,850)

(45,586)

Net income (loss)

76,278

(188,660)

Deficit, end of the year

$

(357,572)

$

(234,246)

CHAP MERCANTILE INC.

CONSOLIDATED BALANCE SHEET

AUGUST 31, 2003

ASSETS

2003

2002

Current Assets

Cash

$

114,862

$

115,528

Accounts receivable

187,463

158,738

Inventory

270,733

219,348

Prepaid expenses

7,071

    6,709

Current portion of settlement receivable

7,900

    8,400

Total current assets

588,029

508,723

Capital Assets (note 2)

119,680

54,763

Goodwill (note 3)

-

199,604

Settlement Receivable (note 4)

-

7,900

$

707,709

$

770,990

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities

Accounts payable

$

69,238

$

60,236

Current portion of obligations under capital leases

12,475

-

Total current liabilities

81,713

60,236

Obligations Under Capital Leases (note 5)

38,568

-

Total liabilities

120,281

60,236

Shareholders' Equity

Share capital (note 6)

945,000

945,000

Deficit

(357,572)

(234,246)

587,428

710,754

Approved by the Board

$

707,709

$

770,990

____________________  Director

Signed by Henri Cynamon

____________________  Director

Signed by Peter Kruczko

CHAP MERCANTILE INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2003

2003

2002

Cash provided by (used in) operating activities

Net income (loss)

$

76,278

$

(188,660)

Items not affecting cash

Amortization

20,621

25,283

Loss on investment

-

200,000

Future income taxes

-

(4,000)

96,899

32,623

Net change in non-cash working capital (note 7)

(71,470)

(48,229)

25,429

(15,606)

Investing activities

Purchase of capital assets

(35,495)

-

Proceeds on sale of capital assets

1,000

-

Settlement receivable

8,400

3,700

(26,095)

3,700

Decrease in cash

(666)

(11,906)

Cash, beginning of the year

115,528

127,434

Cash, end of the year

$

114,862

$

115,528

Ellis, Govenlock LLP

CHAP MERCANTILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

1.    Accounting Policies

(a)   Principles Of Consolidation

The consolidated financial statements include the accounts of the company and its wholly owned subsidiary, Dial Locksmith Ltd.

(b)   Inventory

Inventory is recorded at the lower of cost and net realizable value.

(c)   Capital Assets

Capital assets are recorded at cost less accumulated amortization.  Amortization is provided using the declining balance method at the following annual rates:

Automotive equipment

30% declining balance

Shop equipment

10% declining balance

Office equipment

20% declining balance

Leasehold improvements

1/5 straight line

Computer equipment

30% declining balance

(d)   Goodwill

In accordance with the provisions of CICA Handbook Section 3062, which became effective for the company as of September 1, 2002, goodwill resulting from business combinations that consummated on or before June 30, 2001 will no longer be amortized.  Any impairment in the carrying amount of goodwill will be expensed.

(e)   Income Taxes

The future income tax asset and liability method of accounting for income taxes is used, and future income tax assets and future income tax liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases.  In addition, the future benefits of income tax assets, including unused tax losses are recognized, subject to a valuation allowance, to the extent it is more likely than not such losses will be ultimately realized. These standards also require that future income tax assets and liabilities be measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

(f)   Use Of Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Ellis, Govenlock LLP

CHAP MERCANTILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

1.    Accounting Policies - continued

(g)   Statement Of Cash Flows

The statement of cash flows has been prepared using the indirect method.

2.    Capital Assets

		2003	2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automotive equipment	$177,293	$104,966	$72,327	$9,471
Shop equipment	83,525	44,376	39,149	36,143
Office equipment	20,006	15,527	4,479	3,907
Leasehold improvements	9,919	7,229	2,690	3,764
Computer equipment	5,689	4,654	1,035	1,478

	$296,432	$176,752	$119,680	$54,763

Included in capital assets are $69,496 of assets acquired under capital leases.  The accumulated amortization on these assets is $10,424.

3.    Goodwill

Goodwill arose on July 1, 1993, the date of amalgamation of the predecessor operating company, Dial Locksmith Ltd., with its parent company 564545 Alberta Ltd.

Effective September 1, 2002, the company retroactively adopted the new CICA accounting standard for goodwill and other intangible assets without restatement of prior periods.  In previous periods, the company amortized goodwill over the useful life, which was estimated to be 10 years.

The unamortized goodwill was charged to opening retained earnings with a corresponding reduction in goodwill on the consolidated balance sheet.

For 2003, there was no amortization of goodwill.  Amortization of goodwill for the year ended August 31, 2002 was $15,027.

Ellis, Govenlock LLP

CHAP MERCANTILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

4.    Investments

The company held a 31.25% interest in ZeroHype Technologies Inc., at a cost of $220,000.  In accordance with a settlement agreement reached July 15, 2002, Dial Locksmith Ltd. was entitled to $20,000.  Payments of $8,400 were received during the year.  The balance is due in monthly payments of $700 to July 1, 2004.

2003

       2002

Settlement receivable

$

7,900

$16,300

Less current portion

(7,900)

(8,400)

$

-

$7,900

5.

Obligations Under Capital Leases

2003

      2002

Agreement bearing interest at 8.0% per annum, requiring

    blended monthly payments of $461 until August 2007.

$

18,543

 $-

Agreement bearing interest at 9.75% per annum, requiring

    blended monthly payments of $462 until October 2005.

16,250

-

Agreement bearing interest at 9.75% per annum, requiring

    blended monthly payments of $462 until October 2005.

16,250

-

51,043

-

Less principal amount due within one year

12,475

-

$

38,568

$-

Minimum payments of obligations under capital leases are as follows:

	Principal	Interest	Total

2004	$12,475	$4,137	$16,612
2005	13,668	2,945	16,613
2006	20,023	953	20,976
2007	4,877	197	5,074

	$51,043	$8,232	$59,275

Ellis, Govenlock LLP

CHAP MERCANTILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

6.    Share Capital

Authorized

Unlimited common voting shares

Unlimited common non-voting shares

Unlimited preferred redeemable, non-voting shares

2003

2002

Issued

 8,600,000 common voting shares

$

945,000

$945,000

7.    Net Change In Non-Cash Working Capital

Sources (uses) of cash resulting from the net change in non-cash working capital are set out below:

	2003	2002
Decrease (increase) in:
Accounts receivable	(28,725)	$(29,913)
Inventory	(51,385)	(28,852)
Prepaid expenses	(362)	(1,432)
Income taxes recoverable	-	17,730
Increase (decrease) in:
Accounts payable	9,002	(5,762)
	$(71,470)	$(48,229)

8.   Income Taxes

Provision For Income Taxes

The statutory income tax rate for the company's 2003 operations is 37.6%.   The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes because of the following:

Ellis, Govenlock LLP

CHAP MERCANTILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

8.   Income Taxes (continued)

	2003	2002
Income tax expense (recovery) on loss before
income taxes at statutory rates	$29,700	$(82,000)

Income tax losses carried forward not
recognized for accounting purposes	(27,800)	73,400

Permanent, amortization and other differences	(1,900)	4,600

Provision for income taxes reported on
statement of income	$-	$(4,000)

9.    Income Tax Losses Carried Forward

The company has accumulated non-capital losses for income tax purposes in the amount of $109,141.  These losses can be applied against taxable income of future years.  Should taxable income not arise in sufficient amounts to utilize these losses, they will expire as follows:

Period Incurred

Expiry

August 31, 2001

$

637

2008

August 31, 2002

83,494

2009

August 31, 2003

25,010

2010

10.   Lease Commitments

The company has a commitment under the terms of a ten year lease for its business premises which expires September, 2010.  The company's total estimated obligations for the next five years and thereafter are as follows:

2004

$

25,200

2005

27,400

2005

27,600

2007

30,130

2008

30,360

2009 and thereafter

66,130

$

206,820

Ellis, Govenlock LLP

CHAP MERCANTILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

11.  Interest And Income Taxes Paid

During the year, the company had cash flows arising from interest paid as follows:

2003

2002

Interest paid

$

9,772

$8,306

12.  Financial Instruments

The company's financial instruments consist of cash, accounts receivable, settlement receivable,  accounts payable and obligations under capital leases.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Credit Risk

The company's financial instruments that are exposed to credit risk consist primarily of accounts receivable.  Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across industries.

Fair Value

The carrying value of the company's financial instruments approximates their fair value.  Certain financial instruments lack an available trading market and, therefore, fair value amounts should not be interpreted as being necessarily realizable in an immediate settlement of the instrument.

Ellis, Govenlock LLP

EXHIBIT “B”

CHAP INTERIM FINANCIAL STATEMENTS FOR THE

NINE MONTH PERIOD ENDED MAY 31, 2004

Consolidated Financial Statements of

CHAP MERCANTILE INC.

(Unaudited – Prepared by Management)

Nine months ended May 31, 2004

CHAP MERCANTILE INC. Consolidated Balance Sheets

	May 31,	August 31,
	2004	2003
	Unaudited	Consolidated

ASSETS

Current
Cash and equivalents	$427,200	$114,862
Accounts receivable	311	195,363
Inventory	-	270,733
Prepaids and deposits	-	7,071

	427,511	588,029

Capital Assets	-	119,680

	$427,511	$707,709

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and
accrued liabilities	$5,628	$69,238
Current portion of obligations
under captial leases	-	12,475

	5,628	81,713

Obligations under capital leases	-	38,568

Total Liabilities	5,628	120,281

Shareholders' equity
Share capital (Note 4)	945,000	945,000
Contributed surplus (Note 4)	12,875	-
Deficit	(535,992)	(357,572)

	421,883	587,428

	$427,511	$707,709

See accompanying notes to unaudited consolidated financial statements

CHAP MERCANTILE INC. Consolidated Statements of Operations and Deficit (Unaudited – Prepared by Management)

	Three Month Period Ended		Nine Month Period Ended
	May 31,		May 31,
	2004	2003	2004	2003

EXPENSES
Compensation expense (Note 5)	10,014	-	10,014	-
Management fees	3,000	-	3,000	-
Office and general	918	2,567	12,118	7,701
Professional and consulting fees	9,154	-	9,154	-
Transfer agent and filing fees	3,798	-	3,798	-
Wages and salaries	-	4,500	15,500	13,500

Loss before the undernoted	26,884	7,067	53,584	21,201

Interest income	892	-	2,469	-

Net loss from continuing operations	25,992	7,067	51,115	21,201

Income from discontinued
operations (Note 2)	-	49,577	-	64,762

Loss on disposal of subsidary	-	-	(127,305)	-

Net (loss) income	(25,992)	42,510	(178,420)	43,561

Deficit, beginning of period	(510,000)	(233,195)	(357,572)	(234,246)

Deficit, end of period	$(535,992)	$(190,685)	$(535,992)	$(190,685)

Basic and diluted loss per share	$(0.003)	$0.005	$(0.021)	$0.005

Weighed average number of
common shares outstanding	8,600,000	8,600,000	8,600,000	8,600,000

See accompanying notes to unaudited consolidated financial statements

CHAP MERCANTILE INC. Consolidated Statements of Cash Flows (Unaudited – Prepared by Management)

	Three Month Period Ended		Nine Month Period Ended
	May 31,		May 31,
	2004	2003	2004	2003

CASH FLOWS FROM
OPERATING ACTIVITIES
Loss for the period	$(25,992)	$42,510	$(178,420)	$43,561
Items not affecting cash:
Non-cash stock-based compensation (Note 6)	12,875	-	12,875	-
Loss on disposal of subsidiary	-	-	127,305	-
Changes in non-cash working capital items	(11,524)	7,732	25,578	25,525

Net cash (used in) provided by operating activities	(24,641)	50,242	(12,662)	69,086

CASH FLOWS FROM
INVESTING ACTIVITIES
Settlement receivable	-	2,100	-	(10,000)
Proceeds from the sale of subidiary (Note 2)	-	-	325,000	-

Net cash provided by (used in) investing activities	-	2,100	325,000	(10,000)

Change in cash and equivalents during
the period	(24,641)	52,342	312,338	59,086

Cash and equivalents, beginning of period	451,841	122,272	114,862	115,528

Cash and equivalents, end of period	$427,200	$174,614	$427,200	$174,614

See accompanying notes to unaudited consolidated financial statements

CHAP MERCANTILE INC. Notes to Unaudited Consolidated Financial Statements May 31, 2004 and 2003

1.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared using the same accounting policies and methods of application as was used in the most recent annual financial statements. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended August 31, 2003.

Share Based Compensation

The Company issues options to purchase shares under the terms described in Note 5.

Effective September 1, 2003, the Company adopted prospectively the new recommendations of the CICA with respect to stock-based compensation. Under the new recommendations, the Company recognizes compensation costs for the granting of all stock options and direct awards of stock using a fair value-based methodology for measuring compensation costs

The consideration received on the exercise of share options is credited to share capital.

Loss per Share

Loss per share is computed on the basis of the weighted average number of shares outstanding for the period. The effect of potential issuance of shares pursuant to outstanding share purchase option agreements and warrants have not been disclosed as they are anti-dilutive. If the Company has outstanding dilutive stock options and warrants in any period, the diluted loss per share will be calculated using the treasury stock method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.	DISCONTINUED OPERATIONS

On February 25, 2004, the Company sold its subsidiary, Dial Locksmith Ltd., for the sum of $325,000 to the former directors of the Company.

3.	SILVER TRANSACTION

In July, 2004, the Company agreed to purchase 100% of the silver produced by Wheaton River Minerals Ltd’s. (“Wheaton”) Luismin mining operations in Mexico for an upfront payment of $262 million payable in cash and common shares of the Company plus a per ounce payment of US$3.90, subject to adjustment (the “Silver Transaction”). As part of the transaction the Company will change its name to Silver Wheaton Corporation. In connection with the transaction, the Company announced a private placement to raise up to $70 million through the sale of subscription receipts (See Note 4).

CHAP MERCANTILE INC. Notes to Unaudited Consolidated Financial Statements May 31, 2004 and 2003

4.	SHARE CAPITAL

	Number		Contributed
	of Shares	Amount	Surplus

Authorized:
Unlimited number of common voting shares
Unlimited number of preferred shares

As at August 31, 2003	8,600,000	$945,000	$-
Stock-based compensation	-	-	12,875

As at May 31, 2004	8,600,000	$945,000	$12,875

As part of the Silver Transaction (See Note 3) the Company announced a private placement of up to 175,000,000 subscription receipts at $0.40 per subscription receipt for gross proceeds of $70 million. Each subscription receipt will entitle the holder to acquire one common share and one half of one common share purchase warrant for no additional consideration. Each whole warrant will entitle the holder to purchase one common share at $0.80 per share for a period of five years after the closing date of the Silver Transaction.

In connection with the Silver Transaction, the Company will seek shareholder approval to change its name to “Silver Wheaton” and consolidate its outstanding common shares on a one for five basis.

Stock Options and Warrants

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan and has reserved 10% of the outstanding common shares for issue of share purchase options under this plan. The exercise price of share purchase options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted. Options will normally vest immediately. Options will expire no later than five years from the grant date, except that they will expire within ninety days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately).

In accordance with the Company’s stock option plan, the Company issued 450,000 stock options to directors and consultants during the nine months ended May 31, 2004. The stock options issued are exercisable into common shares at a price of $0.15 per share expiring January 27, 2009.

A summary of the changes in stock options is presented below.

	Options
	outstanding &	Weighted average
	exercisable	exercise price

At August 31, 2003	-	$-
Issued	450,000	0.15

At May 31, 2004	450,000	$0.15

CHAP MERCANTILE INC. Notes to Unaudited Consolidated Financial Statements May 31, 2004 and 2003

4.	SHARE CAPITAL (continued)

The following table summarizes information about the stock options outstanding at May 31, 2004.

	Outstanding &
	exercisable	Exercise price	Expiry date

Options	450,000	$0.15	January 27, 2009

Subsequent to May 31, 2004, 100,000 options, exercisable at $0.15 per share, were exercised for proceeds of $15,000.

5.	STOCK BASED COMPENSATION

In 2003, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation (Note 2). Under this method, compensation expense is recognized when stock options and warrants are granted and vested. The Company issued 100,000 stock options to consultants. Using the Black-Scholes option pricing model, the fair value of the options issued was $2,861 which has been recorded in the statement of operations as consulting fees with corresponding contributed surplus recorded in shareholders’ equity. The Company also granted 350,000 stock options to directors during the nine month period. The fair value of options issued was $10,014 which has been recorded as compensation expense in the statement of operations with corresponding contributed surplus recorded in shareholders’ equity.

The following assumptions were used for the Black Scholes valuation of stock options:

Risk-free interest rate	3.7%
Expected life	5 years
Annualized volatility	10.0%
Dividend rate	0.00%

6.	SEGMENTED INFORMATION The Company currently operates in one business segment, being the acquisition of resource properties.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
CHAP MERCANTILE INC.	04 / 05 / 31	04 / 07 / 30

ISSUER'S ADDRESS	Suite 1600 —609 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Vancouver	BC	V7Y 1C3	604-669-3877	604-609-1302
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
Geir Liland	Director			604-609-1302
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
YY/MM/DD
"GEIR LILAND"	GEIR LILAND	04 / 07 /30

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
YY/MM/DD
"JOHN G. PROUST"	JOHN G. PROUST	04 / 07 / 30

CHAP MERCANTILE INC. FORM 51-901F – QUARTERLY REPORT May 31, 2004

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited financial statements for the nine month period ended May 31, 2004.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.	See attached unaudited financial statements for the nine month period ended May 31, 2004.

2.	Related party transactions: None.

3.	a)	Summary of securities issued during the period: None.

	b)	Summary of options granted during the nine month period:

		Number of	Exercise
Date of		Common	Price per
Issue	Optionee	Shares	Share	Expiry date
January 27, 2004	Consultants/Directors	450,000	$ 0.15	January 27, 2009

4.	a)	Authorized share capital : Unlimited Common Shares
Unlimited Preferred Shares

	b)	Shares issued and outstanding: 8,600,000 Common Shares
Share capital: $ 945,000

	c)	Summary of options and warrants outstanding:

	Number	Exercise
	of Shares	Price	Expiry Date

Options	450,000	$0.15	January 27, 2009

d)	Shares held in escrow:	None
	Subject to pooling:	None

5	Directors and officers:
	Geir Liland	Director & President Appointed February 25, 2004
	John Proust	Director Appointed February 25, 2004
	John Ridley	Director Appointed February 25, 2004
	Verlee Webb	Secretary Appointed May 03, 2004

CHAP MERCANTILE INC. FORM 51-901F – QUARTERLY REPORT May 31, 2004

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Background of the Company and Description of the Business

The Company historically has been in the business of retailing commercial and residential safes through its wholly owned subsidiary Dial Locksmith Ltd. (“Dial”). On February 25, 2004, at the Annual and Special meeting of it shareholders, the Company approved the sale of Dial for the sum of $325,000 to insiders of the Company. Upon receiving approval of the sale, the existing board of directors did not stand for re-election and a new board of directors was elected. The new management is seeking opportunities in the resource sector. On April 1, 2004, in accordance with revised TSX-V policies, the Company was transferred to the NEX board from Tier 2 and its trading symbol was changed to CPC.H. On July 14th, 2004, the Company entered into the Silver Transaction described below.

Discussion of operations and financial condition

During the nine month period ended May 31, 2004, the Company incurred a loss of $178,420 or ($0.021) a share compared to net income of $43,561 or $0.005 per share. In February 2004, the Company sold its wholly owned subsidiary to insiders of the Company; therefore, analysis and comparison of the respective nine month periods on a total net income basis does not enhance understanding of the financial condition of the Company. Examining results from continuing operations, the Company incurred a loss of $51,115 or ($0.006) per share compared to a loss of $21,201 or ($0.002) per share for the nine month period ended May, 2004, an increase of 140%. The source of this increase were increases in compensation expense of $10,014, consulting and professional fees of $9,154 and transfer agent and filing fees of $3,798. The increase in compensation expense relates to the issuance of 350,000 options to directors of the company and is a non cash expense. The remaining increases are the result of the legal and professional costs related to the sale of the subsidiary as well as costs associated with the change of management.

An understanding of the trends and causes of variation in earnings would not be gleanable through an examination of the previous quarters as the nature of operations of the company has changed due to the sale of its operating subsidiary. Future earnings will be dependant upon the Company’s ability to complete equity financings and the successful acquisition of an interest in assets or a business.

Silver Transaction

In July, 2004, the company announced that it agreed to purchase 100% of the silver produced by Wheaton River Minerals Ltd’s. (“Wheaton”) Luismin mining operations in Mexico for an upfront payment of $262 million payable in cash of $46 million and 540 million common shares plus a per ounce payment at a price equal to the lesser of (a) US$3.90 per ounce, (subject to consumer price adjustment after three years) and (b) the then prevailing market price per once of silver (the "Silver Transaction"). In connection with the Silver Transaction, the Company proposes to change its name to Silver Wheaton Corporation (“Silver Wheaton”).

Silver Wheaton is intended to be a pure silver play and Wheaton will continue to own 75% of Silver Wheaton. In connection with the Silver Transaction, Silver Wheaton intends to complete up to a maximum of $70 million equity financing.

Each of Silver Wheaton and Wheaton has agreed to provide the other with a right of first opportunity on precious metal exploration or development properties or mining operations in Mexico which it acquires after the closing of the transaction and advances to feasibility or production stage in the next three years. In the event that either Silver Wheaton or Wheaton exercises such right, the property will be owned on a 51%-Wheaton, 49%-Silver Wheaton basis. In addition, Wheaton has the right to maintain its pro rata interest in Silver Wheaton for a period of three years provided that it holds at least 20% of the outstanding shares of Silver Wheaton.

Luismin Mining Operations

Luismin S.A. de C.C. ("Luismin"), a wholly-owned subsidiary of Wheaton, sold 1,612,900 ounces of silver for the three months ended March 31, 2004, 6,054,200 ounces of silver for the year ended December 31, 2003 and expects to increase its silver production to more than 8 million ounces by 2006. Luismin's principal silver mining operations in Mexico are comprised of several mines in the San Dimas district, on the borderline of the states of Durango and Sinaloa and the San Martin mine in the State of Queretaro.

As part of the Silver Transaction the Company announced a private placement of up to 175,000,000 subscription receipts at $0.40 per subscription receipt for gross proceeds of up to $70 million. Each subscription receipt will entitle the holder to acquire one common share and one half of one common share purchase warrant for no additional consideration. Each whole warrant will entitle the holder to purchase one common share at $0.80 per share for a period of five years after the closing date of the Silver Transaction.

In connection with the Silver Transaction, the Company will seek shareholder approval to change its name to “Silver Wheaton” and consolidate its outstanding common shares on a one for five basis.

Investor Relations

The Company held its last Annual General Meeting on February 25, 2004. No other investor relations activities have occurred.

Liquidity and Solvency

As at May 31, 2004 the Company has a working capital position of $421,833, which is sufficient to cover ongoing obligations as they become due in the coming year. Subsequent to May 31, 2004, 100,000 options were exercised for proceeds of $15,000.

The net proceeds from the private placement will be used to fund the cash portion of the purchase price of the Silver Transaction and to search for acquisitions and for working capital.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

EXHIBIT “C”

CHAP PRO FORMA BALANCE SHEET

PRO FORMA CONSOLIDATED BALANCE SHEET

CHAP MERCANTILE INC

(Unaudited)

May 31, 2004

Deloitte.

Deloitte & Touche LLP

2800 - 1055 Dunsmuir Street

4 Bentall Centre

P.O. Box 49279

Vancouver BC V7X 1P4

Canada

Tel: (604) 669-4466

Fax: (604) 685-0395

www.deloitte.ca

Compilation Report

To the Directors of

Chap Mercantile Inc

We have read the accompanying unaudited pro forma consolidated balance sheet of Chap Mercantile Inc (the “Company”) as at May 31, 2004 and have performed the following procedures.

1.

Compared the figures in the column captioned “May 31, 2004” to the unaudited financial statements of the Company as at May 31, 2004 and found them to be in agreement.

2.

Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)

the basis for determination of the pro forma adjustments; and

(b)

whether the pro forma balance sheet complies as to form in all material respects with the requirements of the TSX Venture Exchange.

The officials:

(a)

described to us the basis for determination of the pro forma adjustments, and

(b)

stated that the pro forma consolidated financial statements comply as to form in all material respects with the requirements of the TSX Venture Exchange.

3.

Read the notes to the pro forma consolidated balance sheet, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

4.

Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the column captioned “May 31, 2004” and found the amounts in the column captioned “Pro Forma” to be arithmetically correct.

5.

A pro forma consolidated balance sheet is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated balance sheet, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/s/ Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia

October 8, 2004

Member of

Deloitte Touche Tohmatsu

CHAP MERCANTILE INC

Pro Forma Consolidated Balance Sheet

(in thousands of Canadian dollars – Unaudited)

	May 31 2004		Pro Forma Adjustments	Pro Forma
			(Note 2)
ASSETS
Current
Cash and cash equivalents	$ 427	(a)	$ 70,000	$ 18,877
		(b)	(4,200)
		(c)	(1,350)
		(d)	(46,000)

Silver purchase contract	-	(c)	675	77,725
		(d)	77,050
	$ 427		$ 96,175	$ 96,602

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$ 5		$ -	$ 5

Shareholders’ Equity
Share capital	945	(a)	70,000	97,120
		(b)	(4,200)
		(c)	(675)
		(d)	31,050

Contributed surplus	13		-	13
Deficit	(536)		-	(536)

Total Shareholders’ Equity	422		96,175	96,597
	$ 427		$ 96,175	$ 96,602

See accompanying notes to the unaudited pro forma balance sheet

CHAP MERCANTILE INC

Notes to Pro Forma Consolidated Balance Sheet

(in Canadian dollars – Unaudited)

1.

BASIS OF PRESENTATION

Management has prepared the accompanying unaudited pro forma balance sheet (the “Balance Sheet”) of Chap Mercantile Inc (“Chap” or the “Company”) in accordance with Canadian generally accepted accounting principles.  The Balance Sheet has been prepared from information derived from Chap’s unaudited balance sheet as at May 31, 2004 together with other information available to the Company.  Management believes the Balance Sheet includes all adjustments necessary for fair presentation of the proposed common share and warrant issuances and the acquisition of the long-term silver purchase contract as described below.

The Balance Sheet should be read in conjunction with the unaudited Chap May 31, 2004 financial statements, and the related Chap filing statement dated October ●, 2004 (the “Filing Statement”).  This Balance Sheet is not necessarily indicative of the financial position which would have resulted if the transaction had actually occurred on May 31, 2004.

As at the date of the transactions, neither Chap nor the long-term silver purchase contract it proposes to acquire constitute businesses for accounting purposes.  The substance of Chap’s common equity issuances is therefore not a business combination.  Accordingly the acquisition has been recorded as an acquisition by Chap of a single asset, being the long-term silver purchase contract.

2.

PRO FORMA ADJUSTMENTS

The Balance Sheet includes the following pro forma adjustments reflecting transactions disclosed in the Filing Statement.

(a)

Chap’s issuance of 175 million subscription receipts to arm’s length third parties for $70 million cash.  Each subscription receipt comprises one common share and one-half of one purchase warrant.  Each whole purchase warrant entitles the holder to acquire one common share for $0.80 plus one purchase warrant.  The purchase warrants expire five years following the date of issuance.  Amounts raised in this private placement are being held in escrow pending completion of the transactions described below and TSX Venture Exchange approval.

(b)

Agents commission on the sale of subscription receipts for 6% of gross proceeds.

(c)

Out-of-pocket transaction costs of approximately $1.35 million, one half of which is allocated to share issue costs and the other half allocated to asset acquisition costs.

(d)

Chap’s purchase of a long-term silver purchase contract (the “Silver Purchase Contract”) from Wheaton River Minerals Ltd. (“Wheaton”) for $46 million and 540,000,000 million common shares.  Following the issuance of common shares, Wheaton will hold 75% of Chap’s share capital.  Under the Silver Purchase Contract, Wheaton will guarantee that its wholly-owned subsidiary Luismin SA de CV (“Luismin”) will sell to Chap, through wholly-owned intermediate subsidiary companies, 100% of all the silver produced at Luismin for the lesser of US$3.90 per ounce and market price, subject to an inflation adjustment after three years.

The Silver Purchase Contract acquired by Chap has been recorded at Wheaton’s carrying value of the underlying asset.  This carrying value has been calculated as the estimated capitalized costs of silver reserves and resources at Luismin as a proportion of Luismin’s total capitalized costs of gold and silver reserves and resources.

The $31.05 million recorded as share capital is the excess of Wheaton’s carrying value over the $46 million cash consideration issued for the Silver Purchase Contract.

3.

SUBSEQUENT ACCOUNTING FOR THE SILVER PURCHASE CONTRACT

The amount capitalized on the balance sheet will be amortized to income over its expected useful life in the following manner: silver ounces purchase from Wheaton under the Silver Purchase Contract as a proportion of Luismin’s recoverable silver reserves plus the amount of recoverable resources that have historically been converted into reserves.

4.

SHARE CAPITAL CONTINUITY

A continuity of Chap issued common share capital and related recorded values after giving effect to the pro forma transactions described in Note 2 above is set out below:

Common Shares	Number of Shares	Amount
Chap shares issued and outstanding at May 31, 2004	8,600,000	$ 945,000
Private placement of Chap shares (Note 2(a))	175,000,000	70,000,000
Agents’ commission (Note 2(b))	-	(4,200,000)
Share issue costs (Note 2(c))	-	(675,000)
Acquisition of Silver Option (Note 2(d))	540,000,000	31,050,000
	723,600,000	$ 97,120,000

Subsequent to the closing of the transaction, Chap is expected to file for a 5:1 share consolidation resulting in outstanding common shares of 144,720,000.  The share consolidation has not been reflected in the pro forma consolidated balance sheet.